UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2026
Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)
BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Calle Azul, 4
28050 Madrid
Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ]	No [X]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ]	No [X]
Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails                                                                                                    .p.1

9M | 2026

Excellent results

Net attributable profit **€9,066 Mn**

Dynamism of activity, which drives the growth of net interest income

Lending activity[1]	Net interest income + commissions
+20.4%	+17.0%
vs. Sep 25	vs. 9M25

Note: Variations at constant exchange rates.

Shareholder value creation and outstanding profitability and efficiency metrics

TBV + Dividends[2] **+19.9%** vs. Sep 25

ROTE	ROE	Efficiency ratio
22.0%	20.8%	37.9%

Stable asset quality metrics

Cost of Risk	NPL ratio	NPL coverage ratio
1.44%	2.6%	84%
9M26	Sep-26	Sep-26

Solid capital position above the target

CET1 Ratio

12.21%

Minimum capital requirement
8.97%3
Target range
11.5 - 12.0%
Sep-26

IA Transformation Strategy

- ROBOT 1 — Personal Advisor for every client
- ROBOT 2 — AI for the Banker - relationship manager companion
- ROBOT 3 — Risk
- ROBOT 4 — Operations & Processes
- The 8
- ROBOT 5 — Software development
- ROBOT 6 — Connected employees
- PILLAR 7 — "Data-rich" company
- PILLAR 8 — AI Architecture & Tech Capabilities

Sustainable business

Channeled 2025 - 9M26

€254 Bn

Target 2025-2029

€700 Bn

Sustainable business channeling target set for the 2025-2029 period

(1) Performing loans under management excluding repos.
(2) Excluding share buybacks executed in the last 12 months (hereinafter, SBB).
(3) Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of June 30, 2026.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.2

January - September 2026 Report
Main data

BBVA GROUP MAIN DATA (CONSOLIDATED FIGURES)

	30-09-26	∆ %	30-09-25	31-12-25
Balance sheet (millions of euros)
Total assets	986,191	21.3	813,063	859,576
Loans and advances to customers (gross)	540,767	20.7	447,901	472,697
Deposits from customers	539,563	14.5	471,364	502,501
Total customer funds	782,741	13.8	687,794	726,866
Total equity	62,568	1.2	61,809	61,798
Income statement (millions of euros)
Net interest income	23,243	20.8	19,246	26,280
Gross income	32,072	18.2	27,136	36,931
Operating income	19,903	18.6	16,776	22,599
Net attributable profit (loss)	9,066	13.6	7,978	10,511
The BBVA share and share performance ratios
Number of shares outstanding (million)	5,511	(4.4)	5,763	5,709
Share price (euros)	24.81	51.8	16.34	20.05
Adjusted earnings (loss) per share (euros) ⁽¹⁾	1.60	19.9	1.33	1.78
Earnings (loss) per share (euros) ⁽¹⁾	1.57	17.5	1.33	1.76
Book value per share (euros) ⁽¹⁾	10.54	5.2	10.02	10.19
Tangible book value per share (euros) ⁽¹⁾	9.95	4.2	9.55	9.69
Market capitalization (millions of euros)	136,725	45.2	94,172	114,465
Profitability and efficiency ratios (%)
ROE (net attributable profit (loss)/average shareholders' funds +/- average accumulated other comprehensive income) ⁽¹⁾	20.8		18.8	18.4
ROTE (net attributable profit (loss)/average shareholders' funds excluding average intangible assets +/- average accumulated other comprehensive income) ⁽¹⁾	22.0		19.7	19.3
RORC (net attributable profit (loss)/average regulatory capital) ⁽¹⁾	23.1		21.4	21.1
ROA (profit (loss) for the period / average total assets - ATA) ⁽¹⁾	1.4		1.4	1.4
RORWA (profit (loss) for the period / average risk-weighted assets - RWA) ⁽¹⁾	3.1		2.8	2.8
Efficiency ratio ⁽¹⁾	37.9		38.2	38.8
Credit risk indicators (%)
Cost of risk ⁽¹⁾	1.44		1.35	1.39
NPL ratio ⁽¹⁾	2.6		2.8	2.7
NPL coverage ratio ⁽¹⁾	84		84	85
Capital adequacy ratios (%) ⁽²⁾
CET1 ratio	12.21		13.42	12.70
Tier 1 ratio	13.70		14.81	14.08
Total capital ratio	16.57		17.75	17.21
Other information
Number of active customers (million) ⁽³⁾	84.0	4.9	80.1	81.3
Number of shareholders ⁽⁴⁾	648,520	(3.2)	669,979	657,193
Number of employees	127,216	0.2	126,997	127,174
Number of branches	5,517	(2.5)	5,657	5,642
Number of ATMs	30,881	0.9	30,600	31,015
⁽¹⁾ For more information, see the Alternative Performance Measures in this report.
⁽²⁾ Preliminary data as of 30-09-2026.
⁽³⁾ 2025 data has been revised due to the homogenization of computation criteria in the different countries or changes in the origin of information provisioning, which would include the reorganization of the active client databases.

⁽⁴⁾ See footnote to table of structural distribution of shareholders in the Capital and shareholders chapter of this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.3

January - September 2026 Report

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.4

January - September 2026 Report
Highlights
2025-2029 Strategic Plan
In the first nine months of 2026, the BBVA Group has continued to make progress in executing its 2025-2029 Strategic Plan, with the ambition of leading the banking of the future. The objective is to radically embed a customer-centric perspective, as well as to drive and strengthen the Group's commitment to growth and value creation.
Artificial intelligence is a key lever for accelerating the Group's transformation and amplifying the impact of all strategic priorities.
In this regard, BBVA is driving its cross-cutting integration across the entire organization through The Eight, the artificial intelligence transformation agenda, to evolve toward a more personalized and proactive relationship with customers, redesign and streamline processes, and enhance employee capabilities. Furthermore, BBVA is developing The Frame, a common operating model that enables scaling the deployment of artificial intelligence solutions and agents safely and efficiently.

Strategic priorities
BBVA has established six strategic priorities to advance its strategy. These Priorities form the framework for implementing the 2025-2029 Strategic Plan.
Thanks to the strong execution of the Strategic Plan, BBVA continues to make progress in achieving the financial targets defined for the 2025-2028 period.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.5

January - September 2026 Report
Results and business activity
The cumulative net attributable profit of the BBVA Group in the first nine months of 2026 reached €9,066 million, representing an increase of 13.6% over the same period last year supported by the strong performance of recurring revenues from the banking business, that is, net interest income, which increased by 20.8%, and, to a lesser extent, net fees and commissions, which grew at a year-on-year rate of 13.8%, with a particularly strong evolution of payment systems fees.
The solid evolution of net interest income, with a positive performance in all business areas, offset the growth in operating expenses, which increased by 17.4%, and the provisions for impairment on financial assets, which grew by 25.8% compared to the cumulative balances as of September 30, 2025, in a context of lending growth.
Regarding activity, during the first nine months of 2026, loans and advances to customers increased by 14.6%, driven for another quarter by the dynamism of corporate loans, growing by 19.9% at the Group level. For their part, loans to individuals increased by
6.8%, with a favorable evolution across all products.
Customer funds registered an increase of 7.7% year-to-date, with standout growth in time deposits (+20.7%) and mutual funds
(+8.3%) at the Group level.

LOANS AND ADVANCES TO CUSTOMERS AND TOTAL CUSTOMER FUNDS (VARIATION COMPARED TO 31-12-2025)

+14.6%
+7.7%
Loans and advances to customers (1)
Customer funds

(1) The growth of performing loans and advances to customers under management (excluding repos) stands at 15.1%.
1 The additional pro forma information from CIB excludes the application of hyperinflation accounting and the Group's wholesale business in Venezuela.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.6

January - September 2026 Report
Business areas
Regarding the cumulative results as of the end of September 2026 by business areas, excluding exchange rate fluctuations unless otherwise specified, it is worth mentioning:
–Spain generated a net attributable profit of €3,106 million in the first nine months of 2026, which is in line with that achieved in the same period of 2025 favored by the good performance of net interest income.
–Mexico achieved a net attributable profit of €4,522 million, which represents a year-on-year growth of 8.4%, explained mainly by the favorable evolution of net interest income, supported by robust lending activity growth and driven also by the rest of components of gross income.
–Turkey reached a net attributable profit of €789 million, which compares very favorably with the result achieved in the same period of the previous year, mainly as a result of the strong performance of net interest income.
–South America generated a net attributable profit of €821 million, which represents a year-on-year growth of 42.1% at current exchange rates, favored by the evolution of net interest income.
–Rest of Business achieved a net attributable profit of €801 million, 58.5% higher than in the same period of the previous year, favored by the evolution of the recurring revenues and the NTI.
The Corporate Center recorded in the first nine months of 2026 a net attributable loss of €-974 million which represents a worsening compared to the same period of the previous year, associated with higher personnel expenses.
Lastly, and for a better understanding of the Group's activity and results, supplementary information is provided on the wholesale business, Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. CIB generated a net attributable profit of €3,082 million in the first nine months of 20261. This result represents, excluding the impact of currency fluctuations, a 19.0% increase over the previous year, which once again reflects the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

+13.6%

NET ATTRIBUTABLE PROFIT BREAKDOWN ⁽¹⁾ (PERCENTAGE. JAN.-SEP.26)

Spain
Mexico
Turkey
South America
Rest of Business
8.0
8.2
30.9
7.9
45.0

⁽¹⁾ Excludes the Corporate Center.
2 The Goal 2029 includes the channeling of financial flows, cumulatively, in relation with activities, clients or products considered to be sustainable, transition and/or linked to sustainability, in accordance with internal standards inspired by existing regulations, market standards such as the Green Bond Principles, the Social Bond
Principles, the Climate Transition Bond Guidelines, the Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green
Loan Principles, Social Loan Principles, Guide to Transition Loans and the Sustainability Linked Loan Principles of the Loan Market Association, and best market practices. The foregoing is understood without prejudice to the fact that said channeling, both at an initial stage or at a later time, may not be registered on the balance sheet. The products and eligibility and accounting criteria are described in the BBVA Sustainable and Transition Business Channeling Guide available on the BBVA
Group's shareholders and investors website (https://shareholdersandinvestors.bbva.com/wp-content/uploads/2026/02/Guia-para-la-canalizacion-de-negocio-
sostenible-050226_ENG.pdf).

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.7

January - September 2026 Report
Sustainability
BBVA is driving sustainability as a differential growth engine. Within the framework of its ambitious target of channeling €700 billion into sustainable business for the 2025–2029 period2, the BBVA Group has channeled approximately €120 billion in the first nine months of 2026, bringing the cumulative total to €254 billion since the announcement of this target.
(1) Sustainable business channeling as of September 30, 2026 also includes transition activities in accordance with the Guide for Sustainable and Transition Business
Channeling. The amount corresponding to these activities is not visible in the charts or table due to the scale used, expressed in billions of euros.
(2) Generally, the criterion used for distributing sustainable business channeling by geographical area is the location of the corresponding operation's registration. However, there are certain exceptions when several geographies are involved in the operation.
(3) At current exchange rates.
(4) In cases where data granularity does not allow for a direct attribution between the scope of activity, internal estimation models based on the best available information are applied. For reporting purposes, the “Environment” category integrates activities related to climate change and natural capital.
(5) The amounts indicated have been rounded; therefore, the amounts or variations shown may not be the exact arithmetic sum of the figures that precede them.
3 As of September 30, 2026, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
4 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of June 30, 2026.
5 For further information, please refer to the "Share buyback programs" section in the "Capital and shareholders" chapter.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.8

January - September 2026 Report
Solvency
The BBVA Group's CET13 ratio stood at 12.21% as of September 30, 2026, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (8.97%4), and is also above the Group's target management range of 11.5% -
12.0% of CET1.
Shareholder remuneration
The shareholder remuneration policy contemplates that cash distributions may be combined with share buybacks, all subject to the authorization and approvals applicable at any given time5.
Regarding cash distribution, the Annual General Shareholders' Meeting of BBVA held on March 20, 2026, approved, under item 1.3 of the Agenda, a cash distribution against the 2025 results as a final dividend for the 2025 financial year, for an amount equal to
€0.60 gross per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2026. Thus, the total amount of cash distributions for the 2025 financial year, taking into account that in November 2025 a gross amount of €0.32 per share was distributed, stood at €0.92 gross per share.
Likewise, the BBVA Board of Directors agreed on the payment of a cash interim dividend against 2026 earnings in the gross amount of €0.37 (€0.2997 net of applicable withholding tax) for each outstanding share entitled to participate in said distribution, which was paid on October 15, 2026.
The 2026 share buyback programs comprise an extraordinary program for almost €4 billion, executed in several tranches between December 2025 and August 3, 2026. Added to this a new extraordinary share buyback program amounting to €2 billion, structured into two tranches of €1 billion each. The first of these tranches was executed between August 5 and October 1, 2026, while the execution of the second began on October 14, 2026.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.9

January - September 2026 Report
Macroeconomic environment
The global economy has maintained relatively solid growth during the third quarter of 2026, despite the persistence of geopolitical tensions, rising energy costs due to the prolongation of conflicts in the Middle East, and the increase in long-term sovereign yields.
Investment linked to artificial intelligence, defense spending, and fiscal stimulus have continued to cushion the effect of these factors. BBVA Research leaves its global growth forecast for 2026 unchanged at 3.1%, and places it at 3.3% for 2027.
The relatively good performance of the US economy and the greater dynamism of the Eurozone explain the resilience of global growth in the third quarter. In particular, the expected GDP growth for the United States stands at 2.4% in 2026, the same forecast as in the previous scenario, and at 2.2% for the following year, supported by still solid domestic demand and investment in artificial intelligence. For the Eurozone, BBVA Research raises expected economic growth for 2026 by two-tenths of a percentage point, to
0.9%, and places it at 1.2% for 2027, to the extent that the increase in energy and financing costs is partially offset by a weaker euro. In China, the GDP growth forecast remains at 4.5% for 2026 and 4.2% for 2027, in a context of structural slowdown led by the adjustment in the real estate sector.
For its part, the resilience of demand and the maintenance of commodity prices at relatively high levels will limit the correction of inflation in the short term. In the United States, headline inflation could end 2026 slightly above 3%, leaving the annual average at around 3.3%. In the Eurozone inflation could exceed 3.5% by year-end (the annual average would be around 3%). In both economies, a progressive reduction in inflation is expected during 2027 toward average levels of 2.5%, under the assumption of a gradual moderation in energy prices. In this environment, the United States Federal Reserve and the European Central Bank have raised their reference rates. BBVA Research anticipates additional hikes before the end of 2026, up to 4.25% and 2.75%, respectively, and expects them to remain at these levels during 2027. In China, where inflation remains very contained, monetary conditions will continue to be accommodative, with reference rates at levels similar to those of 2025.
The balance of risks for the global economy remains tilted to the downside, given the uncertainty regarding the resolution of conflicts in the Middle East and Ukraine, the restoration of trade in the affected areas, and the performance of energy input prices.
Added to this are doubts about the sustainability of public debt in several developed economies, tensions in sovereign debt yields, and the effects of protectionist measures in the areas of trade and immigration. The occurrence of extreme weather events, as well as a potential reactivation of the threat of interventionist actions by the US administration, also constitute sources of risk.
Conversely, a faster normalization of energy markets and a greater impact of artificial intelligence on the productivity of the economies actively promoting its adoption are worth mentioning.

GDP GROWTH ESTIMATES IN 2026 (PERCENTAGE. YEAR-ON- YEAR VARIATION)
Source: BBVA Research estimates.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.10

January - September 2026 Report
Group
Quarterly evolution of results
In the third quarter of 2026, the Group achieved a net attributable profit of €3,015 million, once again exceeding €3,000 million, with a favorable performance in recurring revenue and NTI, although lower than in the previous quarter due to growth in operating expenses and loan-loss provisions.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION (MILLIONS OF EUROS)

2026				2025
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	8,079	7,627	7,537	7,034	6,640	6,208	6,398
Net fees and commissions	2,337	2,316	2,256	2,145	2,060	1,951	2,060
Net trading income	596	582	915	694	531	484	948
Other operating income and expenses	(98)	(19)	(56)	(78)	(128)	67	(82)
Gross income	10,913	10,506	10,652	9,795	9,102	8,710	9,324
Operating expenses	(4,168)	(3,951)	(4,049)	(3,971)	(3,574)	(3,224)	(3,562)
Personnel expenses	(2,215)	(2,164)	(2,201)	(2,181)	(1,899)	(1,792)	(1,901)
Other administrative expenses	(1,519)	(1,371)	(1,430)	(1,398)	(1,296)	(1,062)	(1,283)
Depreciation	(434)	(416)	(418)	(393)	(379)	(370)	(378)
Operating income	6,745	6,555	6,604	5,823	5,528	5,485	5,762
Impairment on financial assets not measured at fair value through profit or loss	(1,947)	(1,677)	(1,820)	(1,745)	(1,567)	(1,377)	(1,385)
Provisions or reversal of provisions	(37)	(31)	(64)	(140)	(99)	(82)	(51)
Other gains (losses)	(16)	12	2	(4)	6	50	22
Profit (loss) before tax	4,744	4,859	4,722	3,934	3,868	4,076	4,348
Income tax	(1,541)	(1,578)	(1,534)	(1,269)	(1,206)	(1,160)	(1,466)
Profit (loss) for the period	3,203	3,281	3,189	2,665	2,662	2,916	2,882
Non-controlling interests	(188)	(219)	(199)	(132)	(132)	(167)	(184)
Net attributable profit (loss)	3,015	3,062	2,989	2,533	2,531	2,749	2,698
Adjusted earnings (loss) per share (euros) ⁽¹⁾	0.53	0.54	0.51	0.43	0.42	0.46	0.45
Earnings (loss) per share (euros) ⁽¹⁾	0.52	0.53	0.51	0.42	0.42	0.46	0.45
⁽¹⁾ For more information, see the Alternative Performance Measures in this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.11

January - September 2026 Report
Year-on-year evolution of results
The cumulative net attributable profit of the BBVA Group in the first nine months of 2026 reached €9,066 million, representing an increase of 13.6% over the same period last year supported by the strong performance of recurring revenues from the banking business, particularly net interest income. Excluding the effect of exchange rates fluctuations, this growth stands at 11.4%.

CONSOLIDATED INCOME STATEMENT (MILLIONS OF EUROS)

			∆ % at constant
	Jan.-Sep.26	∆ %	exchange rates	Jan.-Sep.25
Net interest income	23,243	20.8	17.8	19,246
Net fees and commissions	6,909	13.8	14.5	6,071
Net trading income	2,093	6.7	5.6	1,962
Other operating income and expenses	(173)	21.4	(1.6)	(143)
Gross income	32,072	18.2	16.3	27,136
Operating expenses	(12,168)	17.4	16.0	(10,360)
Personnel expenses	(6,580)	17.7	16.9	(5,592)
Other administrative expenses	(4,320)	18.7	16.5	(3,640)
Depreciation	(1,268)	12.4	10.3	(1,128)
Operating income	19,903	18.6	16.5	16,776
Impairment on financial assets not measured at fair value through profit or loss	(5,444)	25.8	22.0	(4,328)
Provisions or reversal of provisions	(132)	(43.0)	(44.1)	(233)
Other gains (losses)	(2)	n.s.	n.s.	77
Profit (loss) before tax	14,325	16.5	14.9	12,292
Income tax	(4,653)	21.4	20.1	(3,832)
Profit (loss) for the period	9,672	14.3	12.6	8,461
Non-controlling interests	(606)	25.5	33.9	(483)
Net attributable profit (loss)	9,066	13.6	11.4	7,978
Adjusted earnings (loss) per share (euros) ⁽¹⁾	1.60			1.33
Earnings (loss) per share (euros) ⁽¹⁾	1.57			1.33
⁽¹⁾ For more information, see the Alternative Performance Measures in this report.
Unless expressly indicated otherwise, for a better understanding of the changes under the main headings of the Group's income statement, the rates of change provided below refer to constant exchange rates. When comparing two dates or periods presented in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. For this purpose, the average exchange rate of the currency of each geographical area of the most recent period is used for both periods, except for those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period is used.
On a year-on-year basis, cumulative net interest income as of September 2026 maintained its positive momentum across all business areas, with Turkey recording the strongest growth, followed by South America and Mexico. Overall, net interest income increased by 17.8%.

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January - September 2026 Report
Likewise, net fees and commissions experienced a year-on-year growth of 14.5%, with a differential increase in Turkey, although all areas recorded higher fees in the first nine months of 2026 compared to the same period of the previous year. By type, fees from payment methods stood out, and to a lesser extent, asset management fees.
As a result of this favorable evolution of net interest income and net fees and commissions, recurring revenues from the banking business continued to show an upward quarterly trend, with a cumulative year-on-year growth as of the end of September 2026 of
17.0%.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+17.0%	(1)

25,772	30,151

8,203
8,510
9,060
9,504
9,711
9,970
10,470
8,458
8,159
8,700
9,178
9,793
9,943
10,416
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +19.1%.
The NTI showed a positive performance (+5.6% at the end of September 2026), with a standout performance in Rest of Business and, to a lesser extent, in Mexico and South America.
The other operating income and expenses line stood practically in line with the same period of the previous year, where a more negative hyperinflation impact and a higher contribution to deposit guarantee schemes were offset by the rest of the positive effects recorded in this line, notably a stronger performance in the results of the insurance business.

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January - September 2026 Report

GROSS INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+16.3%	(1)

27,578	32,072

8,964
9,123
9,491
10,149
10,555
10,535
10,982
9,324
8,710
9,102
9,795
10,652
10,506
10,913
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +18.2%.

OPERATING EXPENSES (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+16.0%	(1)

10,488	12,168

3,431
3,348
3,709
4,090
4,018
3,961
4,189
3,562
3,224
3,574
3,971
4,049
3,951
4,168
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +17.4%.
Operating expenses grew by 16.0%, below the gross income growth rate of (+16.3%), with the consequent year-on-year improvement in the efficiency ratio (9 basis points, at constant exchange rates). The increase in this line item stems from both higher general expenses, mainly in technology and taxes (both periods including the impact of the re-estimation of the applied pro-
rata on the Value Added Tax at BBVA, S.A.) and personnel expenses, the latter including the increase in staff remuneration and the impact of voluntary redundancies in 2026. Excluding from the year-on-year comparison the aforementioned re-estimation of the applied pro-rata on the Value Added Tax, with an impact in both periods, and the voluntary redundancies in 2026, the efficiency ratio would decrease by 81 basis points.

EFFICIENCY RATIO (PERCENTAGE)

-9
Basis points

38.2
38.0
38.8
38.6
37.9
37.9
Jan.-Sep.25
2025
Jan.-Sep.26
At current exchange rates
At constant exchange rates

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+16.5%	(1)

17,090	19,903

5,533
5,775
5,782
6,059
6,538
6,573
6,793
5,762
5,485
5,528
5,823
6,604
6,555
6,745
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +18.6%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.14

January - September 2026 Report
The impairment on financial assets not measured at fair value through profit or loss (hereinafter, impairment on financial assets)
was at the end of September 2026 22.0% higher than in the same period of the previous year. This evolution is largely explained by the higher provisions made mainly in Turkey, and to a lesser extent, in South America and Mexico.

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+22.0%	(1)

4,462	5,444

1,348
1,385
1,475
1,377
1,639
1,567
1,808
1,745
1,801
1,820
1,684
1,677
1,959
1,947
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +25.8%.
The provisions or reversal of provisions line (hereinafter, provisions) registered as of September 30, 2026 lower provisions
(-44.1% year-on-year) in all business areas except for Turkey and Spain.
On the other hand, the other gains (losses) line ended the first nine months of 2026, with a slight loss, contrasting with the cumulative positive results at the end of September 2025.
Income tax includes the accrual corresponding to the first nine months of 2026 of the tax on net interest income and net fees and commissions in Spain, which amounts to approximately €225 million, in line with the €224 million accrued in the same period of
2025.
As a result of the above, the BBVA Group recorded a net attributable profit of €9,066 million accumulated at the end of September
2026, showing an increase of 11.4% compared to the same period of the previous year. This solid result is underpinned by the strength of net interest income, which absorbs the increase in operating expenses and impairment on financial assets, in a context of expanding lending activity.
The cumulative net attributable profit, in millions of euros as of the end of September 2026, for the business areas that make up the Group were as follows: 3,106 in Spain, 4,522 in Mexico, 789 in Turkey, 821 in South America and 801 in Rest of Business.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.15

January - September 2026 Report

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+11.4%	(1)

8,140	9,066

2,609
2,883
2,648
2,640
2,968
3,069
3,029
2,698
2,749
2,531
2,533
2,989
3,062
3,015
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26
At current exchange rates

⁽¹⁾ At current exchange rates: +13.6%.
The Group's excellent performance has also allowed it to continue generating value, as is reflected in the growth of the tangible book value per share and dividends, which at the end of September 2026 was 14.3% higher than the same period of the previous year.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (EUROS)

+14.3%

+19.9%
ex-SBB

9.55
9.55
9.69
9.69
10.17
0.60
9.57
10.74
0.60
10.14
10.92
0.97
9.95
Sep.25
Dec.25
Mar.26
Jun.26
Sep.26
Dividends
Tangible book value

General note: Adding back dividends paid in April and October 2026. For more information, see Alternative Performance Measures at this report.

EARNINGS (LOSS) PER SHARE (EUROS)

+17.5%	⁽¹⁾

1.33	1.57

0.45
0.46
0.42
0.42
0.51
0.53
0.52
0.45
0.46
0.42
0.43
0.51
0.54
0.53
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26
Adjusted EPS
EPS

General note: Adjusted by additional Tier 1 instrument remuneration. For more information, see Alternative Performance Measures at this report.
⁽¹⁾ The year-on-year variation of adjusted EPS stands at 19.9%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.16

January - September 2026 Report
Lastly, the Group’s profitability indicators show BBVA's ability to combine higher growth rates and profitability ratios at high levels in a way that differentiates it from the market.

ROE, ROTE AND RORC (PERCENTAGE)

ROA AND RORWA (PERCENTAGE)

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.17

January - September 2026 Report
Balance sheet and business activity
During the first nine months of 2026, loans and advances to customers increased by 14.6%, driven for another quarter by the dynamism of the wholesale segment. Within this segment, the increased volume of business loans stands out, growing by 19.9% at the Group level. For their part, loans to individuals increased by 6.8%, with a favorable evolution across all products. All business areas showed higher lending activity, with Rest of Business standing out once again.
Customer funds registered an increase of 7.7% year-to-date, with standout growth in time deposits (+20.7%, mainly in Rest Of
Business) and mutual funds (+8.3%) at the Group level.
The other assets/other liabilities figure includes, at the end of September 2026, the assets and liabilities of Garanti Bank SA.,
Motoractive IFN SA., and Motoractive Multiservices, SRL, which have been classified as non-current assets and liabilities held for sale (NCA&L) on the BBVA Group's consolidated balance sheet, following the announcement of the sale agreement with Raiffeisen
Bank - the Romanian subsidiary of the Austrian bank Raiffeisen Bank International AG (RBI) - to sell 100% of its subsidiary in
Romania. Therefore, the loans and advances to customers and deposits from customers in the Group's tables and charts presented here, unless expressly stated otherwise, exclude those corresponding to the subsidiaries covered by the sale agreement in Romania.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)

	30-09-26	∆ %	31-12-25
Cash, cash balances at central banks and other demand deposits	62,933	7.0	58,837
Financial assets held for trading	154,537	25.5	123,185
Non-trading financial assets mandatorily at fair value through profit or loss	13,504	19.8	11,272
Financial assets designated at fair value through profit or loss	831	(17.5)	1,006
Financial assets at fair value through accumulated other comprehensive income	59,741	1.6	58,809
Financial assets at amortized cost	651,701	14.6	568,893
Loans and advances to central banks and credit institutions	45,015	28.2	35,113
Loans and advances to customers	527,455	14.6	460,401
Debt securities	79,232	8.0	73,379
Investments in joint ventures and associates	981	(1.2)	994
Tangible assets	9,763	3.0	9,482
Intangible assets	3,203	12.1	2,856
Other assets	28,999	19.6	24,243
Total assets	986,191	14.7	859,576
Financial liabilities held for trading	126,627	37.8	91,917
Other financial liabilities designated at fair value through profit or loss	21,567	17.1	18,417
Financial liabilities at amortized cost	739,518	12.3	658,599
Deposits from central banks and credit institutions	66,078	22.4	53,997
Deposits from customers	539,563	7.4	502,501
Debt certificates issued	110,874	35.5	81,842
Other financial liabilities	23,001	13.5	20,258
Liabilities under insurance and reinsurance contracts	13,084	2.5	12,760
Other liabilities	22,827	41.9	16,084
Total liabilities	923,623	15.8	797,778
Non-controlling interests	4,994	12.4	4,441
Accumulated other comprehensive income	(17,686)	(6.3)	(18,871)
Shareholders’ funds	75,260	(1.3)	76,228
Total equity	62,568	1.2	61,798
Total liabilities and equity	986,191	14.7	859,576
Memorandum item:
Guarantees given	84,500	14.2	74,022

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.18

January - September 2026 Report

LOANS AND ADVANCES TO CUSTOMERS (MILLIONS OF EUROS)

	30-09-26	∆ %	31-12-25
Public sector	31,691	22.3	25,905
Individuals	205,543	6.8	192,524
Mortgages	103,280	3.7	99,606
Consumer	56,425	8.7	51,912
Credit cards	32,317	12.4	28,753
Other loans	13,522	10.4	12,253
Business	287,708	19.9	239,922
Non-performing loans	15,826	10.3	14,346
Loans and advances to customers (gross)	540,767	14.4	472,697
Allowances ⁽¹⁾	(13,313)	8.3	(12,297)
Loans and advances to customers	527,455	14.6	460,401
⁽¹⁾ Allowances include valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). As of September 30, 2026 and December 31, 2025 the remaining amount was €29m and €76m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (BILLIONS OF EUROS)

+14.6%	(1)

        ⁽¹⁾ At constant exchange rates: +14.0%.

CUSTOMER FUNDS (BILLIONS OF EUROS)

+7.7%	(1)

688
216
471
727
224
503
783
243
540
Sep.25
Dec.25
Sep.26
Other customer funds
Deposits from customers

⁽¹⁾ At constant exchange rates: +7.5%.

CUSTOMER FUNDS (MILLIONS OF EUROS)

	30-09-26	∆ %	31-12-25
Deposits from customers	539,563	7.4	502,501
Current accounts	364,428	1.0	360,682
Time deposits	153,181	20.7	126,938
Other deposits ⁽¹⁾	21,955	47.5	14,881
Other customer funds	243,178	8.4	224,365
Mutual funds and investment companies and customer portfolios ⁽²⁾	198,459	8.3	183,183
Pension funds	36,518	6.4	34,306
Other off-balance sheet funds	8,200	19.3	6,876
Total customer funds	782,741	7.7	726,866
⁽¹⁾ The variation in this line item is primarily due to the increase in reverse repos during the period.
⁽²⁾ Includes the customer portfolios in Spain, Mexico, Peru and Colombia (preliminary data as of 30-09-2026).
6 For the periods shown, there were no differences between fully loaded and phased-in ratios given that the impact associated with the transitional adjustments is nil.
7 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of June 30, 2026.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.19

January - September 2026 Report
Capital and shareholders
Capital base
The BBVA Group's CET1 ratio6 stood at 12.21% as of September 30, 2026, which allows it to maintain a large management buffer over the Group's CET1 requirement as of that date (8.97%7), and is also above the Group's target management range of 11.5% -
12.0% of CET1.
Regarding the evolution during the third quarter, the Group’s CET1 decreased by -69 basis points with respect to the June level
(12.90%), mainly due to the impact of the second framework share buyback program which has had an effect of -49 basis points.
In terms of the recurring evolution of the ratio (-20 basis points), earnings generation in the third quarter was the main positive driver, contributing +71 basis points. This was partially offset by the dividend accrual and coupon payments on AT1 instruments
(CoCos), which reduced the ratio by -38 basis points, as well as by the organic growth in risk-weighted assets (RWA), which, at constant exchange rates and net of risk transfer initiatives -with lower transferred balances than in previous periods-, consumed
-44 basis points. This performance highlights the Group’s capacity to continue allocating capital to profitable business growth maintaining a comfortable capital position.
The remaining impacts had, overall, a negative contribution of -9 basis points to the ratio. Within this item, the unfavorable effect due to the exchange rates and other market variables partially make up for the positive effect recorded in “Accumulated other comprehensive income”, which offsets the negative impact recognized in the income statement from the loss on the net monetary position of the financial statements of subsidiaries operating in hyperinflationary economies.

QUARTERLY EVOLUTION OF THE CET1 RATIO

-20 bps

(1) Includes, among others, FX, mark to market of Other financial assets designated at fair value through accumulated other comprehensive income, minority interests, and a positive impact in accumulated other comprehensive income equivalent to the loss on the net monetary position in hyperinflationary economies registered in results.

The AT1 ratio stood at 1.50%, showing a variation of -3 basis points compared to June 30, 2026. This variation is mainly due to the evolution RWA.
8 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of June 30, 2026.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.20

January - September 2026 Report
Meanwhile, the Tier 2 ratio reached 2.87%, experiencing a change of -12 basis points during the quarter, primarily impacted by the organic growth of the RWA, and, to a lesser extent, the foreign exchange, being slightly offset by the issuance of a subordinated debt by Garanti BBVA amounting to USD 125 million, and another by BBVA Perú amounting to PEN 350 million.
As a consequence of the foregoing, the consolidated total capital ratio stood at 16.57% as of September 30, 2026, above the total capital requirements.
Following the decision of the SREP (Supervisory Review and Evaluation Process), which came into force on January 1, 2026, BBVA
Group must maintain at consolidated level a total capital ratio of 13.13%8 and a CET1 capital ratio of 8.97%8, including a Pillar 2 requirement at consolidated level of 1.62% (a minimum of 0.96% must be satisfied with CET1), of which 0.12% is determined on the basis of the ECB prudential provisioning expectations, and must be satisfied by CET1.

CAPITAL RATIOS (PERCENTAGE)

Tier 2
Additional Tier 1
CET1
16.57
2.87
1.50
12.21
17.42
2.99
1.53
12.90
17.21
3.13
1.38
12.70
30-09-26
30-06-26
31-12-25

CAPITAL BASE (MILLIONS OF EUROS)

	30-09-26 ⁽¹⁾	30-06-26	31-12-25
Common Equity Tier 1 (CET1)	52,992	54,626	50,446
Tier 1	59,496	61,110	55,934
Tier 2	12,460	12,675	12,431
Total capital (Tier 1 + Tier 2)	71,956	73,785	68,365
Risk-weighted assets	434,158	423,497	397,241
CET1 ratio (%)	12.21	12.90	12.70
Tier 1 ratio (%)	13.70	14.43	14.08
Tier 2 ratio (%)	2.87	2.99	3.13
Total capital ratio (%)	16.57	17.42	17.21
⁽¹⁾ Preliminary data.
On October 26, 2026, BBVA received the result of the Supervisory Review and Evaluation Process (SREP), whereby the ECB communicated the minimum capital requirements for financial year 2027. Pursuant to this, BBVA shall maintain, at the consolidated level, from January 1, 2027 a Pillar 2 requirement (P2R) of 1.70%, of which a minimum of 0.96% shall be met with
Common Equity Tier 1 (CET1), while the additional 0.12% requirement associated with the ECB’s prudential provisioning expectations, which had to be met entirely with CET1 capital, is no longer applicable.
9 Calculated at subconsolidated level according to the resolution strategy MPE (“Multiple Point of Entry”) of the BBVA Group, established by the SRB ("Single
Resolution Board"). The resolution group is made up of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries that belong to the same European resolution group. That implies the ratios are calculated under the subconsolidated perimeter of the resolution group. Preliminary MREL ratios as of the date of publication.
10 The subordination requirement in RWA is 13.50%.
11 Considering the latest official updates to the countercyclical capital buffer and the systemic risk buffer, applied on the basis of exposure as of June 30, 2026.
12 The subordination requirement in leverage ratio is 5.56%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.21

January - September 2026 Report
As of September 30, 2026, the leverage ratio stood at 5.71%, which represents a decrease of -29 basis points compared to June
2026.

LEVERAGE RATIO

	30-09-26 ⁽¹⁾	30-06-26	31-12-25
Exposure to Leverage Ratio (million euros)	1,042,318	1,018,949	908,869
Leverage ratio (%)	5.71	6.00	6.15
⁽¹⁾ Preliminary data.
With respect to the MREL (Minimum Requirement for own funds and Eligible Liabilities) ratios9 achieved as of September 30,
2026, these were 29.40% and 9.89%, respectively for MREL in RWA and MREL in LR, reaching the subordinated ratios of both
26.37% and 8.87%, respectively. A summarizing table is shown below:

MREL

	30-09-26 ⁽¹⁾	30-06-26	31-12-25
Total own funds and eligible liabilities (million euros)	65,035	64,114	59,277
Total RWA of the resolution group (million euros)	221,198	213,986	205,154
RWA ratio (%)	29.40	29.96	28.89
Total exposure for the Leverage calculation (million euros)	657,513	657,469	580,788
Leverage ratio (%)	9.89	9.75	10.21
⁽¹⁾ Preliminary data.
On April 14, 2026, the Group announced that it had received a communication from the Bank of Spain regarding its MREL requirement, established by the Single Resolution Board (SRB). According to this communication, BBVA must maintain, as from
April 14, 2026, a new MREL requirement in RWA of 23.94%10, without taking into account the current combined capital buffer requirement (CBR)11 of 3.72%. Additionally, BBVA must maintain, also as of April 14, 2026, a volume of own funds and eligible liabilities in terms of total exposure for the calculation of the leverage ratio of 8.96% (the "MREL in LR")12.
Given the structure of the resolution group's own funds and eligible liabilities, as of September 30, 2026, the Group meets the aforementioned requirements.
For more information on these issuances, see "Structural risks" section within the "Risk management" chapter.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.22

January - September 2026 Report
Shareholder remuneration
Cash distributions
During the 2026 financial year, the Annual General Shareholders' Meeting and the Board of Directors, respectively, approved the payment of the following cash amounts:
–The Annual General Shareholders' Meeting of BBVA held on March 20, 2026, approved, under item 1.3 of the Agenda, a cash distribution against the 2025 results as a final dividend for the 2025 financial year, for an amount equal to €0.60 gross per outstanding BBVA share entitled to participate in this distribution, which was paid on April 10, 2026. Thus, the total amount of cash distributions for the 2025 financial year, taking into account that in November 2025 €0.32 gross per share was distributed, stood at €0.92 gross per share.
–Additionally, by means of an Inside Information notice (información privilegiada) dated October 1, 2026, BBVA announced that the Board of Directors had approved the payment of a cash interim dividend of €0.37 gross (€0.2997 net of withholding tax) per each outstanding BBVA share entitled to participate in this distribution, which was paid on October
15, 2026.
First Framework Program in 2026
On December 19, 2025, and after receiving the required authorization from the ECB, by means of an Inside Information notice
(información privilegiada), BBVA announced that its Board of Directors, at its meeting held on December 18, 2025, had agreed to carry out the execution of an extraordinary framework share buyback program, all in accordance with the Regulations, which will be executed in several tranches for a maximum monetary amount of €3,960 million with the purpose of reducing BBVA's share capital (the "Framework Program"), without prejudice to the possibility of suspending or terminating the Framework Program early if circumstances warrant.
First Tranche
As part of the communication of December 19, 2025, it was also announced that the Board of Directors agreed to execute a first tranche of the Framework Program in compliance with the Regulations, for the purpose of reducing BBVA's share capital for a maximum monetary amount of €1,500 million (the "First Tranche"). The execution was carried out externally by J.P. Morgan SE.
By means of an Other Relevant Information notice (Otra Información Relevante) dated March 6, 2026, BBVA announced the completion of the execution of the First Tranche of the Framework Program, having reached the maximum monetary amount of
€1,500 million, having acquired, between December 22, 2025 and March 6, 2026, 74,963,302 own shares representing approximately 1.31% of BBVA's share capital as of that date.
On March 31, 2026, BBVA notified through an Other Relevant Information notice (Otra Información Relevante) the first partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March
20, 2026, under item 5 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of €36,732,017.98 and the consequent redemption, charged to unrestricted reserves, of the 74,963,302 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the First Tranche of the BBVA Framework Program and which were held as treasury shares.
Second Tranche
On March 20, 2026, BBVA announced by means of an Inside Information notice (información privilegiada) that its Board of
Directors, at its meeting held on such day, had agreed to execute a second tranche of the treasury share buyback program within the Framework Program, in accordance with the Regulations, for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,000 million (the "Second Tranche"). The execution was carried out externally through Citigroup Global
Markets Europe AG.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.23

January - September 2026 Report
By means of an Other Relevant Information notice (Otra Información Relevante) dated April 17, 2026, BBVA announced the completion of the execution of the Second Tranche of the Framework Program, having reached the maximum monetary amount of
€1,000 million. Between March 23 and April 17, 2026, a total of 52,800,888 own shares, representing approximately 0.94% of
BBVA's share capital as of that date, were acquired.
On June 24, 2026, BBVA communicated, through an Other Relevant Information notice (Otra Información Relevante), the second partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on
March 20, 2026, under item 5 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of
€25,872,435.12 and the consequent redemption, charged to unrestricted reserves, of the 52,800,888 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the Second Tranche of the BBVA Framework Program and which were held as treasury shares.
Third Tranche
On April 30, 2026, BBVA communicated by means of an Inside Information notice (información privilegiada), that its Board of
Directors, at its meeting held on April 29, 2026, had agreed to execute a third tranche of treasury share buyback within the
Framework Program, in accordance with the Regulations for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,460 million (the "Third Tranche"). The execution was carried out externally through Citigroup Global
Markets Europe AG.
By means of an Other Relevant Information notice (Otra Información Relevante) dated August 3, 2026, BBVA announced the completion of the execution of the Third Tranche of the Framework Program, having reached the maximum monetary amount of
€1,460 million. Between May 6 and August 3, 2026, a total of 70,339,213 own shares, representing approximately 1.26% of
BBVA's share capital as of that date, were acquired.
On September 23, 2026, BBVA communicated, through an Other Relevant Information notice (Otra Información Relevante), the third partial execution of the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting of BBVA held on March 20, 2026, under item 5 of the Agenda, through the reduction of BBVA’s share capital in a nominal amount of
€34,466,214.37 and the consequent redemption, charged to unrestricted reserves, of the 70,339,213 BBVA shares of €0.49 par value each acquired derivatively by BBVA in execution of the Third Tranche of the BBVA Framework Program and which were held as treasury shares
Second Framework Program in 2026
On July 30, 2026, and after receiving the required authorization from the ECB, by means of an Inside Information notice
(información privilegiada) BBVA announced that its Board of Directors had agreed to carry out the execution of a new extraordinary framework share buyback program, all in accordance with the Regulations, for a maximum monetary amount of
€2,000 million, which will be executed in several tranches, with the purpose of reducing BBVA's share capital (the "Second
Framework Program"), without prejudice to the possibility of suspending or terminating the Second Framework Program early if circumstances warrant.
First Tranche
As part of that communication, it was also announced that the Board of Directors agreed to execute a first tranche of the Second
Framework Program in compliance with the Regulations, for the purpose of reducing BBVA's share capital for a maximum monetary amount of €1,000 million (the "First Tranche of the Second Framework Program"). The execution was carried out externally through HSBC Continental Europe.
By means of an Other Relevant Information notice (Otra Información Relevante) dated October 2, 2026, BBVA announced the completion of the execution of the First Tranche of the Second Framework Program, having reached the maximum monetary

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.24

January - September 2026 Report
amount of €1,000 million. Between August 5, 2026 and October 1, 2026, a total of 40,204,840 own shares, representing approximately 0.73% of BBVA's share capital as of that date, were acquired.
Second Tranche
On October 13, 2026, BBVA announced by means of an Inside Information notice (información privilegiada) that it had agreed to carry out a second tranche of treasury share buyback, in accordance with the Regulations for the purpose of reducing BBVA's share capital, for a maximum monetary amount of €1,000 million (the "Second Tranche of the Second Framework Program"). The
execution started on October 14, 2026 and will be carried out externally through J.P. Morgan SE.

SHARE BUYBACK PROGRAMS CARRIED OUT IN 2025 AND 2026

Type	Tranche	Start date	Completion date	Redemption date	Number of shares	% of share capital*	Disbursement (millions of euros)
Ordinary	Only Tranche	31-10-2025	10-12-2025	23-12-2025	54,316,765	0.93	993
Extraordinary	1st Tranche	22-12-2025	06-03-2026	31-03-2026	74,963,302	1.31	1,500
	2nd Tranche	23-03-2026	17-04-2026	24-06-2026	52,800,888	0.94	1,000
	3rd Tranche	06-05-2026	03-08-2026	23-09-2026	70,339,213	1.26	1,460
	Total				198,103,403		3,960
Extraordinary	1st Tranche	05-08-2026	01-10-2026		40,204,840	0.73	1,000
	2nd Tranche	14-10-2026
	Total				292,625,008		5,953
*As of the date of the program closure.
As of September 30, 2026, BBVA’s share capital amounted to € 2,700,323,995.53 divided into 5,510,865,297 shares.

SHAREHOLDER STRUCTURE (30-09-26)

	Shareholders		Shares outstanding
Number of shares	Number	%	Number	%
Less than 500	294,885	45.5	51,960,372	0.9
500 to 5,000	279,873	43.2	486,357,658	8.8
5,001 to 10,000	39,815	6.1	278,781,040	5.1
10,001 to 50,000	30,598	4.7	585,851,959	10.6
50,001 to 100,000	2,151	0.3	146,488,278	2.7
100,001 to 500,000	946	0.1	169,453,360	3.1
500,001 or more	252	0.04	3,791,972,630	68.8
Total	648,520	100	5,510,865,297	100
Note: in the case of shares held by investors operating through a custodian entity located outside Spain, only the custodian is counted as a shareholder, as it is the entity registered in the corresponding book-entry register. Therefore, the reported number of shareholders does not include these underlying holders.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.25

January - September 2026 Report
Ratings
During the first nine months of 2026, BBVA's credit ratings continued to reflect the strength of its fundamentals and remained at high levels within the A category. Notably, in October 2026, DBRS upgraded BBVA’s long-term credit rating by one notch, from A
(high) to AA (low), while revising its outlook from positive to stable, in recognition of the strength and resilience of the Group’s profitability. In May 2026, Fitch also upgraded BBVA's long-term issuer credit rating by one notch, from A- to A, as a result of a methodological change. Meanwhile, S&P and Moody's maintained their respective ratings and outlooks unchanged during the first nine months of the year, reaffirming the perception of BBVA's stability and financial strength, supported by its high profitability and the resilience of its asset quality.
The following table shows the credit ratings and outlooks assigned by the agencies:

RATINGS

Rating agency	Long term ⁽¹⁾	Short term	Outlook
DBRS	AA (low)	R-1 (middle)	Stable
Fitch	A	F-1	Stable
Moody's	A2	P-1	Stable
Standard & Poor's	A+	A-1	Stable
⁽¹⁾ Ratings assigned to long term senior preferred debt. Additionally, Moody’s, Fitch and DBRS assign A1, A+ and AA (low) rating, respectively, to BBVA’s long term deposits.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.26

January - September 2026 Report
Risk management
At a global level, uncertainty regarding the resolution of the geopolitical conflicts in the Middle East and Ukraine, with the resulting implications for the potential normalization of trade in the affected regions and its impact on energy input prices means that the balance of risks remains tilted to the downside. The evolution of these international tensions adds complexity to the global macroeconomic environment, and the duration and intensity of these factors could affect the geographical areas in which the
Group operates to varying degrees, with differentiated impacts by country. Similarly, the occurrence of extreme weather events and the potential resurgence of the threat of interventionist actions by the U.S. administration also constitute sources of risk.
In Spain, economic activity maintained a favorable performance during the second quarter of 2026, with a positive outlook toward the end of the year. For its part, inflation recorded a significant uptick during the third quarter, although a gradual moderation is expected in the coming months. All of this took place in a context in which the financial system continues to show comfortable solvency and liquidity levels. In Mexico, the strong economic momentum in the second quarter has led to an upward revision of the growth forecast, in a context of moderating inflationary pressures, with a banking system that continues to show lending growth.
In Turkey, macroeconomic developments remain conditioned by inflation, the management of monetary and fiscal policies, and the volatility of the environment. Lastly, in South America, a heterogeneous performance across countries is expected, in a context of differing trends in growth, inflation, and interest rates, in an environment also subject to the severity of potential weather events, which have a particular impact on the region.
Within this framework, the Group continuously monitors the evolution of the macroeconomic and geopolitical environment, as well as its potential impact on the evolution of credit risk, in accordance with the applicable accounting and prudential regulations.
Credit risk metrics
The Group periodically reviews its individual estimates and its models for collective estimates of expected losses, as well as the impact of macroeconomic scenarios considered for such purposes. It should be noted that, although these updates incorporate the best information available at the relevant time, they may not fully reflect the most recent developments in the economic environment, especially in contexts of high uncertainty and volatility, or with respect to very recent events still underway.
For the estimation of expected losses, the models include individual and collective estimates, taking into account the macroeconomic forecasts as established in IFRS 9. Thus, the estimate at the end of the quarter includes the effect on expected losses of updating macroeconomic forecasts. The Group may supplement these expected losses to account for effects that may not be included therein, either because it considers that there are additional risk factors, or to incorporate sectoral particularities or those that may affect a set of operations or borrowers, following a formal internal approval process established for this purpose.
As of September 30, 2026 and December 31, 2025, the Group had not recognized any material adjustment to the models used in the estimation of expected credit losses.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.27

January - September 2026 Report
BBVA Group's credit risk indicators
The following chart shows the evolution of the Group's risk metrics from the first nine months of 2025:

NPL AND NPL COVERAGE RATIOS AND COST OF RISK (PERCENTAGE)
The evolution of the Group’s main credit risk indicators is summarized below:
–In terms of asset quality, the NPL ratio stood at 2.6% as of September 30, 2026, showing an improvement of 2 basis points compared to the previous quarter, and an improvement of 17 basis points when compared to the end of September
2025, with both comparisons driven by lending growth.

NON-PERFORMING LOANS (MILLIONS OF EUROS)	PROVISIONS (MILLIONS OF EUROS)

+10.3%	+8.9%

+2.4%	+1.5%

14,335
14,837
15,976
16,358
Sep.25
Dec.25
Jun.26
Sep.26

12,031
12,604
13,527
13,725
Sep.25
Dec.25
Jun.26
Sep.26

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January - September 2026 Report
–Credit risk increased by 3.3% in the third quarter of the year, (+4.2% at constant exchange rates), with generalized growth in all business areas except Spain, which remained practically stable due to the typical seasonality of the quarter.
In the last twelve months, the growth has exceeded double digits, standing at 21.7% (+20.6% at constant exchange rates), showing greater dynamism than in the same period of 2025.
–The balance of non-performing loans increased by 2.4% in the third quarter of 2026 at the Group level, and by 10.3%
when compared to the end of December 2025 (+10.1% at constant exchange rates). At constant exchange rates, the quarterly variation stood at 3.8%, with widespread increases except in South America.
–The NPL coverage ratio ended September 2026 at 84%, representing a slight decrease compared to the end of the previous year (-106 basis points) and compared to the previous quarter (-77 basis points), while remaining stable compared to the same period of the previous year (-3 basis points).
–The cumulative cost of risk as of September 30, 2026 stood at 1.44%, which is 1 basis point above the end of the previous quarter and represents an increase of 5 basis points compared to the cost of risk at the end of 2025.

CREDIT RISK ⁽¹⁾ (MILLIONS OF EUROS)

	30-09-26 ⁽²⁾	30-06-26 ⁽²⁾	31-03-26 ⁽²⁾	31-12-25	30-09-25
Credit risk	628,878	608,755	572,273	547,184	516,896
Stage 1	576,404	555,789	521,734	498,750	470,097
Stage 2	36,116	36,990	35,375	33,597	32,464
Stage 3 (non-performing loans)	16,358	15,976	15,163	14,837	14,335
Provisions	13,725	13,527	13,077	12,604	12,031
Stage 1	2,164	2,672	2,578	2,467	2,450
Stage 2	2,503	2,109	2,155	2,005	1,938
Stage 3 (non-performing loans)	9,058	8,747	8,343	8,133	7,643
NPL ratio (%)	2.6	2.6	2.6	2.7	2.8
NPL coverage ratio (%) ⁽³⁾	84	85	86	85	84
⁽¹⁾ Includes gross loans and advances to customers plus guarantees given.
⁽²⁾ Figures without considering the classification of non-current assets held for sale (NCA&L) reached from the agreement to sell the Romanian subsidiary of Garanti BBVA.
⁽³⁾ The NPL coverage ratio includes the valuation adjustments for credit risk throughout the expected residual life in those financial instruments that have been acquired (mainly originating from the acquisition of Catalunya Banc, S.A.). If these valuation corrections had not been taken into account, the NPL coverage ratio would also have stood at 84% as of September 30, 2026.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)

	3Q26 ⁽¹⁾ ⁽²⁾	2Q26⁽²⁾	1Q26 ⁽²⁾	4Q25	3Q25
Beginning balance	15,976	15,163	14,837	14,335	14,621
Entries	4,077	4,094	3,359	3,450	3,600
Recoveries	(1,988)	(2,000)	(1,587)	(1,722)	(1,754)
Net variation	2,089	2,094	1,771	1,729	1,846
Write-offs	(1,393)	(1,266)	(1,244)	(1,182)	(1,065)
Exchange rate differences and other	(314)	(15)	(201)	(45)	(1,067)
Period-end balance	16,358	15,976	15,163	14,837	14,335
Memorandum item:
Non-performing loans	15,904	15,521	14,709	14,346	13,813
Non performing guarantees given	454	455	455	491	522
⁽¹⁾ Preliminary data.
⁽²⁾ Figures without considering the classification of non-current assets held for sale (NCA&L) reached from the agreement to sell the Romanian subsidiary of Garanti BBVA.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.29

January - September 2026 Report
Structural risks
Liquidity and funding
Liquidity and funding management at BBVA is aimed at driving sustained growth of the banking business, through access to a wide variety of alternative sources of funding and assuring optimal term and cost conditions. BBVA's business model, risk appetite framework and funding strategy are designed to ensure a solid funding structure based on stable customer deposits, mainly retail
(granular). As a result of this model, a high proportion of deposits is covered by deposit guarantee schemes in each geographical area, close to 50% in Spain and Mexico. It is important to note that, given the nature of BBVA's business, lending is mainly financed through stable customer funds.
One of the key elements in the BBVA Group's liquidity and funding management is the maintenance of large high-quality liquidity buffers in all geographical areas. Thus, the Group has maintained during the last 12 months an average volume of high-quality liquid assets (HQLA) of €132.1 billion, of which 98% corresponded to maximum quality assets (level 1 in the liquidity coverage ratio, LCR).
Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows a Multiple Point of
Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity and funding (taking deposits or accessing the market with their own rating). This strategy limits the spread of a liquidity crisis among the Group's different areas and ensures the adequate transmission of the cost of liquidity and financing to the price formation process.
The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with ratios well above the minimum required:
–The LCR requires banks to maintain a volume of high-quality liquid assets sufficient to withstand liquidity stress for 30 days. BBVA Group's consolidated LCR remained comfortably above 100% during the first nine months of 2026 and stood at 143% as of September 30, 2026. It should be noted that, given the MPE nature of BBVA, this ratio limits the numerator of the LCR for subsidiaries of BBVA S.A. to 100% of their net outflows, therefore, the resulting ratio is below that of the individual units (the LCR of the main components was 171% in BBVA, S.A., 153% in Mexico and 152% in Turkey). Without
considering this restriction, the Group's LCR ratio was 173%.
–The net stable funding ratio (NSFR) requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. The BBVA Group's NSFR ratio stood at 123% as of September 30, 2026.
The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS (PERCENTAGE. 30-09-26)

	BBVA, S.A.	Mexico	Turkey ⁽¹⁾	South America
LCR	171	153	152	All countries >100
NSFR	114	127	142	All countries >100
⁽¹⁾ Garanti Bank only.
During the first nine months of 2026, the conflict in Iran has continued to generate volatility and disruptions in energy supply, intensifying inflationary pressures and risks to economic growth. Against this backdrop, central banks adopted a more restrictive monetary policy stance, driving an uptick in sovereign bond yields.

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January - September 2026 Report
In this context, BBVA maintains an adequate liquidity position across its different geographical areas, with no significant tensions observed. As shown previously, the main liquidity indicators (LCR, NSFR, and internal metrics) remain above regulatory thresholds, albeit with varying levels of headroom. Likewise, active balance sheet management and the diversification of funding sources contribute to preserving the Group's liquidity position and its capacity to respond to adverse scenarios.
Apart from the above, the most relevant aspects related to the main geographical areas are the following:
–BBVA, S.A. has maintained a strong position with a large high-quality liquidity buffer, maintaining at all times the regulatory liquidity metrics well above the set minimums. During the first nine months of 2026, significant growth has been observed in lending activity, driven primarily by the wholesale segment, in an environment of a more moderate growth in deposits. This development has not put pressure on the liquidity position.
–BBVA Mexico continues to show a solid liquidity situation, despite the widening of the credit gap in the first nine months of the year due to the strength of lending, in both local and foreign currency.
–In Turkey, Garanti BBVA maintained an adequate liquidity situation in the first nine months of 2026. The local currency credit gap has deteriorated due to loan growth outpacing deposit gathering. On the other hand, an improvement in the foreign currency credit gap has been observed thanks to the increase in deposits.
–In South America, the liquidity situation has also remained adequate throughout the region in the first nine months of
2026. BBVA Argentina maintains a solid liquidity position with an improvement in local currency credit gap thanks to the positive performance in deposits, despite a slight deterioration in the foreign currency gap. In BBVA Colombia, the liquidity situation remains stable with a narrowing credit gap, and deposit growth outpaced lending. In BBVA Peru, the liquidity position remains solid, with an improved credit gap thanks mainly to the good performance of retail deposits.
On the following page, the main wholesale financing transactions carried out by the BBVA Group during the first nine months of
2026 are detailed.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.31

January - September 2026 Report

Issuer	Type of issue	Date of issue	Nominal (millions)	Currency	Equivalent in euros ⁽¹⁾	Coupon	Maturity Date
BBVA, S.A.	Senior non-preferred	Jan-26	1,250	EUR	1,250	3.750%	Jan-36
		Jan-26	750	EUR	750	Euribor 3m+55 bps	Jan-29
		Mar-26	1,000	USD	881	4.150%	Mar-29
		Mar-26	1,000	USD	881	5.127%	Mar-36
		Mar-26	500	USD	440	SOFR+88 bps	Mar-29
	AT1 ⁽²⁾	May-26	1,000	USD	881	7.125%	Perpetual
	Senior non-preferred	May-26	1,250	USD	1,101	4.968%	May-31
	Covered bond ⁽³⁾	Jun-26	1,000	EUR	1,000	3.125%	Jun-33
		Jun-26	1,250	EUR	1,250	2.875%	Jun-29
	Senior non-preferred	Jun-26	1,250	EUR	1,250	3.375%	Jun-31
	Senior non-preferred	Sep-26	1,000	USD	881	4.977%	Sep-29
		Sep-26	300	USD	264	SOFR+89 bps	Sep-29
		Sep-26	1,000	USD	881	5.244%	Sep-31
	Senior preferred	Sep-26	1,250	EUR	1,250	4.125%	Sep-33
	Senior non-preferred ⁽⁴⁾	Sep-26	600	GBP	702	5.750%	Sep-32
BBVA Mexico	Senior	Feb-26	8,876	MXN	431	9.260%	Jan-36
		Feb-26	6,124	MXN	298	TIIE+32 bps	Jul-29
		Feb-26	16	USD	14	4.190%	Sep-28
		Jun-26	1,000	USD	881	5.400%	Jun-31
	Senior ⁽⁵⁾	Jul-26	15,000	MXN	729	TIIE+41 bps	Jul-31
	Subordinated debt ⁽⁶⁾	Oct-26	1,000	USD	881	8.350%	Apr-42
Garanti BBVA	Senior Debt MTNs (Medium term notes)	Several	2,334	EUR	2,334	Several	Several
	Syndicated loans	Several	66	EUR	66	Several	Several
		Several	225	USD	199	Several	Several
	Tier 2	Ago-26	125	USD	110	SOFR+380 bps	Ago-31
BBVA Argentina	Senior Debt	Several	245	USD	215	Several	Several
		Several	290,669	ARS	167	Several	Several
BBVA Peru	Tier 2 ⁽⁷⁾	Mar-26	300	PEN	77	6.750%	Mar-38
	Tier 2 ⁽⁸⁾	Sep-26	350	PEN	90	7.060%	Sep-38
(1) Equivalent in euros at the closing exchange rate of the period.
(2) First Reset Date in May 2033.
(3) Issue of mortgage-covered bonds.
(4) First Reset Date in September 2031.
(5) Secured senior debt obtained from Sociedad Hipotecaria Federal (SHF), backed by a portfolio of mortgages
(6) First Reset Date in October 2036.
(7) First Reset Date in March 2033.
(8) First Reset Date in September 2033.

During the first nine months of 2026, BBVA, S.A. carried out the early redemption of four issuances. First, on January 15, 2026, it carried out the early redemption of a green AT1 issuance made on July 15, 2020, for a combined nominal amount of €1 billion.
Likewise, on March 24, 2026, BBVA, S.A. carried out the early redemption of a senior preferred bond issuance originally issued on
March 24, 2021, for a total aggregate nominal amount of €1 billion. On July 15, 2026, the early redemption of a subordinated bond issuance was carried out for a combined nominal amount of 300 million pounds sterling, and on September 22, it carried out the full early redemption of the public sector covered bond issuance made in March 2022 for an aggregate nominal amount of €540 million.
13 This sensitivity does not include the cost of capital hedges, which are currently estimated at 1 basis point per quarter for Mexican peso and 1 basis point per quarter for Turkish lira.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.32

January - September 2026 Report
Foreign exchange
Exchange rate risk management aims to reduce the sensitivity of capital ratios to currency fluctuations, as well as the volatility of net attributable profit resulting from such movements.
During the third quarter of 2026, the Group's main currencies showed an uneven performance against the euro. Given its relevance to the Group, the performance of the Mexican peso is particularly noteworthy, depreciating by 3.3% against the euro. In the case of the US dollar, the currency registered a moderate appreciation of 0.3% against the euro. For its part, the Turkish lira and the Argentine peso depreciated by 4.5% and 2.5%, respectively, against the euro (although, in real terms, both currencies registered an appreciation against the euro). Regarding currencies of the main countries in South America, the performance was also mixed: the Peruvian sol depreciated by 0.5% and the Chilean peso likewise depreciated by 4.6%, while the Colombian peso appreciated by 3.4% against the euro.

EXCHANGE RATES

	Period-end exchange rates				Average exchange rates
	Currency/Euro	∆ % of the currency against	∆ % of the currency against	∆ % of the currency against	Currency/Euro	∆ % of the currency against
	30-09-26	30-06-26	30-09-25	31-12-25	Jan.-Sep.26	Jan.-Sep.25
U.S. dollar	1.1355	0.3	3.4	3.5	1.1611	(3.6)
Mexican peso	20.5816	(3.3)	4.6	2.6	20.2017	7.9
Turkish lira ⁽¹⁾	55.6596	(4.5)	(12.3)	(9.3)	—	—
Peruvian sol	3.9082	(0.5)	4.5	1.0	3.9441	2.8
Argentine peso ⁽¹⁾	1,730.47	(2.5)	(9.0)	(0.9)	—	—
Chilean peso	1,101.96	(4.6)	2.4	(3.3)	1,052.20	1.7
Colombian peso	3,793.97	3.4	20.7	16.4	4,061.94	13.7
⁽¹⁾ According to IAS 21 "The effects of changes in foreign exchange rates", the year-end exchange rate is used for the conversion of the Turkey and Argentina income statement.
In relation to the hedging of capital ratios, BBVA aims to hedge between 50% and 70% of the capital excess of the currencies of its main subsidiaries. The sensitivity of the Group's CET1 ratio to 10% depreciations in major currencies is estimated at: +13 basis points for the U.S. dollar, -13 basis points for the Mexican peso and -3 basis points for the Turkish lira13. With regard to the hedging of results, BBVA hedges between 40% and 50% of the aggregate net attributable profit it expects to generate in the next 12 months. For each currency, the final amount hedged depends, among other factors, on its expected future evolution, the costs and the relevance of the income related to the Group's results as a whole.
14 Structural portfolio managed by the Asset and Liability Committee, designed to mitigate the sensitivity of the balance sheet to interest rate movements.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.33

January - September 2026 Report
Interest rate
Interest rate risk management seeks to limit the impact that BBVA may suffer, both in terms of results (short-term) and economic value (long-term), from adverse movements in the interest rate curves in the various currencies in which the Group operates.
BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking
Authority (EBA), with the aim of analyzing the potential impact that could derive from a range of scenarios on the Group's different balance sheets.
Risk measurement is based on assumptions intended to realistically mimic the behavior of the balance sheet. The assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates are especially relevant. These assumptions are reviewed and adapted, at least once a year according to the evolution in observed behaviors.
At the aggregate level, BBVA continues to maintain a moderate risk profile in line with the target set in the changing interest rate cycle environment preserving positive sensitivity to interest rate rises in net interest income.
The first nine months of 2026 have been marked by the conflict in Iran and its repercussions on energy markets. Following the initial volatility, the persistence of oil prices at high levels has intensified inflationary pressures and conditioned expectations regarding the evolution of monetary policy. In this context, financial markets have priced in expectations of further monetary tightening, anticipating hikes in official reference interest rates, some of which have already materialized across different geographical areas. This dynamic has translated into a global rebound in yields across interest rate curves in the third quarter of the year. In this respect, the valuation of ALCO14 portfolios has shown a negative performance so far this year.
By geographical areas:
–Spain has a balance sheet characterized by a lending portfolio with a high proportion of variable-rate loans (mortgages and corporate lending) and liabilities composed mainly by customer demand deposits. The ALCO portfolio acts as a management lever and hedge for the balance sheet, mitigating its sensitivity to interest rate fluctuations. The exposure of the net interest income to movements in interest rates remains limited. In June 2026, the ECB carried out its first interest rate hike in three years, with an increase of 25 basis points, and an additional hike in September that brought the reference interest rate in the eurozone to 2.65%, the rate on the deposit facility at 2.50% and the rate on the marginal lending facility at 2.90% at the end of September 2026.
–Mexico continues to show a balance between fixed and variable interest rates balances, which results in a limited sensitivity to interest rates fluctuations. Among the assets that are most sensitive to interest rate changes, the commercial portfolio stands out, while consumer and mortgage portfolios are mostly at a fixed rate. With regard to customer funds, the high proportion of non-interest-bearing deposits, which are insensitive to interest rate movements, should be highlighted. The ALCO portfolio is invested primarily in fixed-rate sovereign bonds. The monetary policy rate stood at 6.50% at the end of September 2026, 50 basis points below the year-end level for 2025, and the central bank is expected to leave it unchanged through the end of 2027.
–In Turkey, the sensitivity of net interest income to rates remains limited in both local and foreign currencies, thanks to the bank's management. The Central Bank of the Republic of Turkey (CBRT) continued its monetary easing process at the beginning of the year, supported by improved inflation, reducing the monetary policy rate by 100 basis points to 37.0% in
January 2026, the level at which it remained as of the end of September. However, the outbreak of the conflict in Iran led the institution to temporarily increase (until August 2026) the effective cost of financing toward the upper limit of its corridor (40%) in response to geopolitical tensions and their inflationary impact. At its October meeting, the CBRT resumed rate cuts, with a 100 basis point reduction that brought the monetary policy rate down to 36.0%.

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January - September 2026 Report
–In South America, the sensitivity of net interest income continues to be limited, since most of the countries in the area have a balanced fixed/variable composition between assets and liabilities. In addition, in balance sheets with several currencies, the interest rate risk is managed for each of the currencies, showing a very low level of exposure. Regarding benchmark interest rates, in Argentina, the central bank abandoned the official interest rate as a monetary anchor and began to regulate the monetary base using other tools such as setting reserve requirements or intervening in the foreign exchange market for its management. In Colombia, the reference rate stood at 12.25% at the end of September 2026,
300 basis points above the end of 2025, with an increase of 25 basis points in the third quarter of 2026, a level at which it is expected to remain until the end of next year, when the first rate cuts could take place. In Peru, the official monetary policy rate closed September 2026 at 4.25%, unchanged with respect to the end of the previous year.

INTEREST RATES (PERCENTAGE)

	30-09-26	30-06-26	31-03-26	31-12-25	30-09-25
Official ECB rate ⁽¹⁾	2.50	2.25	2.00	2.00	2.00
Euribor 3 months ⁽²⁾	2.64	2.34	2.11	2.05	2.03
Euribor 1 year ⁽²⁾	3.25	2.80	2.57	2.27	2.17
USA Federal rates	4.00	3.75	3.75	3.75	4.25
Banxico official rate (Mexico)	6.50	6.50	6.75	7.00	7.50
CBRT (Turkey)	37.00	37.00	37.00	38.00	40.50
⁽¹⁾ Deposit facility.
⁽²⁾ Calculated as the month average.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.35

January - September 2026 Report
Business areas
This section presents the most relevant aspects of the Group's different business areas. Specifically, for each one of them, it shows a summary of the income statements and balance sheets, the business activity figures and the most significant ratios.
The structure of the business areas reported by the BBVA Group on September 30, 2026 is the same as the one presented at the end of 2025.
The composition of BBVA Group's business areas is summarized below:
–Spain mainly includes the banking, insurance and asset management activities that the Group carries out in this country.
–Mexico includes banking, insurance and asset management activities in this country, as well as the activity that BBVA
Mexico carries out through its Houston agency.
–Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in
Romania and the Netherlands.
–South America includes banking, financial, insurance and asset management activities conducted, mainly, in Argentina,
Chile, Colombia, Peru, Uruguay, Venezuela and Brazil.
–Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain), the United States,
BBVA’s branches in Asia, as well as the digital banks of the Group in Italy and Germany.
The Corporate Center includes the centralized functions of the Group, including: the costs of the head offices with a corporate function for the consolidated BBVA Group; structural exchange rate positions management; certain portfolios, such as financial and industrial holdings; stakes in Funds & Investment Vehicles in tech companies; certain tax assets and liabilities; funds related to commitments to employees; goodwill and other intangible assets as well as the funding of such portfolios and assets. Finally, in the description of this aggregate, it is worth mentioning that the Corporate Center's tax expense includes for each interim period the difference between the effective tax rate in the period of each business area and the expected tax rate of the Group for the year as a whole.
In addition to these geographical breakdowns, supplementary pro forma information is provided for the wholesale business,
Corporate & Investment Banking (CIB), carried out by BBVA in the countries where it operates. This business is relevant to have a broader understanding of the Group's activity and results due to the important features of the type of customers served, products offered and risks assumed, even if this is a pro forma information that does not include the wholesale business of the Group in
Venezuela nor the application of the hyperinflation accounting.
To prepare the information by business areas, which is presented under management criteria based on the financial information used in the preparation of the financial statements, in general, the lowest level units and/or companies that make up the Group are taken and assigned to the different areas according to the main region or company group in which they carry out their activity. In relation to the information related to the business areas, in the first quarter of 2026 the Group carried out the reassignment of certain activities. Similarly, mainly as a result of an internal resegmentation process within the countries, certain commercial customers, due to their needs and profile, are managed in CIB in 2026. Therefore, in order to make those year-on-year comparisons homogeneous, the figures for the 2025 financial year have been restated, which has not affected the consolidated financial information of the Group.
Regarding the shareholders' funds allocation in the business areas, a capital allocation system based on the consumed regulatory capital is used.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.36

January - September 2026 Report
Finally, it should be noted that, as usual, in the case of the different business areas of Mexico, Turkey, South America and Rest of
Business, and, additionally, CIB, in addition to the year-on-year variations applying current exchange rates, the variations at constant exchange rates are also disclosed.

GROSS INCOME ⁽¹⁾, OPERATING INCOME ⁽¹⁾ AND NET ATTRIBUTABLE PROFIT ⁽¹⁾ BREAKDOWN (PERCENTAGE. JAN.- SEP.26)

Gross income	Operating income	Net attributable profit

Spain
Mexico
Turkey
South America
Rest of Business
5.7
23.3
15.5
15.6
39.9

⁽¹⁾ Excludes the Corporate Center.

MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center
Jan.-Sep.26
Net interest income	23,243	5,055	9,826	3,357	4,518	833	23,589	(346)
Gross income	32,072	7,601	13,026	5,085	5,065	1,873	32,651	(579)
Operating income	19,903	4,999	9,033	3,038	2,964	1,087	21,121	(1,217)
Profit (loss) before tax	14,325	4,435	6,408	1,860	1,803	1,029	15,535	(1,210)
Net attributable profit (loss)	9,066	3,106	4,522	789	821	801	10,040	(974)
Jan.-Sep.25
Net interest income	19,246	4,886	8,393	2,137	3,547	584	19,548	(301)
Gross income	27,136	7,436	11,124	3,776	4,011	1,289	27,636	(500)
Operating income	16,776	5,019	7,722	2,125	2,237	696	17,800	(1,024)
Profit (loss) before tax	12,292	4,488	5,374	1,445	1,345	640	13,292	(1,000)
Net attributable profit (loss)	7,978	3,111	3,866	648	578	497	8,701	(723)
General note: 2025 balances have been revised due to the reorganization of certain activities effective January 2026. These changes do not affect the Group’s consolidated financial statements.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.37

January - September 2026 Report

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business	∑ Business areas	Corporate Center ⁽¹⁾	Deletions	NCA&L ⁽²⁾
30-09-26
Loans and advances to customers	527,455	201,581	108,355	61,621	59,866	99,839	531,262	1,452	(2,535)	(2,725)
Deposits from customers	539,563	262,293	100,502	69,242	62,998	47,756	542,790	2,002	(2,217)	(3,012)
Off-balance sheet funds	243,178	127,350	76,982	27,028	11,045	773	243,177	—	—	—
Total assets/ liabilities and equity	986,191	537,231	201,581	101,018	90,449	138,727	1,069,005	29,218	(112,032)	—
RWA	434,158	121,532	86,854	80,625	65,146	59,290	413,448	20,710	—	—
31-12-25
Loans and advances to customers	460,401	192,959	97,259	53,745	51,235	66,418	461,618	361	(1,578)	—
Deposits from customers	502,501	251,430	93,855	62,984	53,375	40,932	502,577	2,001	(2,077)	—
Off-balance sheet funds	224,365	119,535	69,533	26,290	8,271	736	224,365	—	—	—
Total assets/ liabilities and equity	859,576	458,090	182,654	90,702	76,624	88,354	896,424	28,969	(65,817)	—
RWA	397,241	119,734	82,746	71,551	55,912	46,853	376,796	20,445	—	—
General note: Balances highlighted in grey have been revised.
⁽¹⁾ Excluding deletions.
⁽²⁾ Non-current assets and liabilities held for sale of Garanti Bank SA, Motoractive IFN SA and Motoractive Multiservices, SRL, subsidiaries of Garanti BBVA in Romania.

NUMBER OF EMPLOYEES, BRANCHES AND ATMS

Employees	Branches	ATMs

Spain
Mexico
Turkey
South America
Rest (1)
126,997
127,174
127,216
29,417
29,479
29,172
47,682
47,745
48,383
23,418
23,311
23,097
24,390
24,511
24,095
Sep.25
Dec.25
Sep.26

5,657
5,642
5,517
1,879
1,871
1,866
1,632
1,635
1,616
918
913
911
1,196
1,192
1,093
Sep.25
Dec.25
Sep.26

30,600
31,015
30,881
4,634
4,620
4,607
14,330
14,381
14,532
6,388
6,766
6,793
5,228
5,227
4,929
Sep.25
Dec.25
Sep.26

(1) The figures corresponding to the “Rest” category are as follows: employees, 2,090, 2,128 and 2,469; branches,32, 31 and 31; ATMs, 20, 21 and 20, as of
September 2025, December 2025 and September 2026, respectively.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.38

January - September 2026 Report
Spain
Highlights for the period January - September 2026
–Lending dynamism continues, driven by corporate and consumer lending
–Favorable performance of net interest income
–The NPL ratio remains at historical lows
–Year-on-year stability in net attributable profit, with a decrease in the third quarter

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION COMPARED TO 31-12-25)

+4.7%
+3.5%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE)

OPERATING INCOME (MILLIONS OF EUROS)

-0.4%

5,019	4,999

1,703
1,719
1,597
1,642
1,759
1,658
1,581
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS)

-0.2%

3,111	3,106

1,012
1,111
988
1,029
1,095
1,077
934
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.39

January - September 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.26	∆ %	Jan.-Sep.25 ⁽¹⁾
Net interest income	5,055	3.4	4,886
Net fees and commissions	1,770	2.3	1,731
Net trading income	494	(7.0)	531
Other operating income and expenses	283	(2.0)	289
Of which: Insurance activities	316	5.7	299
Gross income	7,601	2.2	7,436
Operating expenses	(2,603)	7.7	(2,418)
Personnel expenses	(1,418)	8.0	(1,312)
Other administrative expenses	(876)	6.9	(820)
Depreciation	(309)	8.2	(285)
Operating income	4,999	(0.4)	5,019
Impairment on financial assets not measured at fair value through profit or loss	(491)	2.8	(478)
Provisions or reversal of provisions and other results	(73)	37.9	(53)
Profit (loss) before tax	4,435	(1.2)	4,488
Income tax	(1,326)	(3.5)	(1,375)
Profit (loss) for the period	3,108	(0.2)	3,113
Non-controlling interests	(2)	8.8	(2)
Net attributable profit (loss)	3,106	(0.2)	3,111

Balance sheets	30-09-26	∆ %	31-12-25 ⁽¹⁾
Cash, cash balances at central banks and other demand deposits	12,824	(35.6)	19,929
Financial assets designated at fair value	147,495	23.0	119,910
Of which: Loans and advances	63,993	47.6	43,346
Financial assets at amortized cost	280,601	6.5	263,437
Of which: Loans and advances to customers	201,581	4.5	192,959
Inter-area positions	89,978	86.3	48,288
Tangible assets	2,696	(0.8)	2,718
Other assets	3,637	(4.5)	3,808
Total assets/liabilities and equity	537,231	17.3	458,090
Financial liabilities held for trading and designated at fair value through profit or loss	115,554	39.6	82,785
Deposits from central banks and credit institutions	40,131	16.0	34,582
Deposits from customers	262,293	4.3	251,430
Debt certificates issued	81,849	53.6	53,300
Inter-area positions	—	—	—
Other liabilities	21,500	3.3	20,822
Allocated regulatory capital	15,904	4.8	15,171

Relevant business indicators	30-09-26	∆ %	31-12-25
Performing loans and advances to customers under management ⁽²⁾	199,892	4.7	190,943
Non-performing loans	6,672	(1.3)	6,759
Customer deposits under management ⁽¹⁾⁽²⁾	243,070	1.9	238,447
Off-balance sheet funds ⁽¹⁾⁽³⁾	127,350	6.5	119,535
Risk-weighted assets ⁽¹⁾	121,532	1.5	119,734
RORWA ⁽⁴⁾	3.5		3.4
Efficiency ratio (%)	34.2		33.3
NPL ratio (%)	2.9		3.0
NPL coverage ratio (%)	72		67
Cost of risk (%)	0.33		0.34
⁽¹⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽²⁾ Excluding repos.
⁽³⁾ Includes mutual funds, customer portfolios and pension funds.
⁽⁴⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.40

January - September 2026 Report
Macro and industry trends
Economic activity maintained a favorable tone in the second quarter of 2026, and forward-looking expectations remain positive.
The strength of domestic demand, supported by private consumption and investment; job creation; and the dynamism of service exports are expected to offset, to some extent, the effects of higher commodity costs, a more restrictive monetary policy, and bottlenecks in sectors such as housing or energy. In this context, BBVA Research forecasts a GDP growth of 2.6% for 2026, two-
tenths of a percentage point above the previous scenario's forecast, and a progressive moderation toward growth of 2.1% in 2027.
For its part, inflation increased sharply during the third quarter of the year, with the headline inflation rate reaching 4.9% in
September, driven by rising fuel and package holiday prices. Going forward, a gradual correction is expected toward levels of 4%
by year-end, which would leave the annual average for 2026 at 3.7%, and place that of 2027 at 3.2%, albeit with figures below that level in the final months of the year.
Regarding the banking sector, as of August 2026, the volume of lending to the private sector grew by 3.4% year-on-year (4.6%
excluding the consumer loan portfolio for other purposes, which underwent a methodological change in April 2026 by the Bank of
Spain), with a growth of 2.9% in the household loan portfolio (+5.2% excluding consumer loans for other purposes) and 4.4% in lending to non-financial corporations. Deposits from the non-financial sector increased by 1.6% year-on-year in August 2026, with a negative contribution from public sector demand deposits (-15.4%). Interest rate hikes have accelerated the growth of time deposit balances, which represent 14.9% of the total balance, to 9.0% year-on-year in August, compared to the 0.4% growth in demand deposits. The NPL ratio stood at 2.51% in July 2026, 41 basis points below the figure for July of the previous year.
Additionally, the system maintains comfortable solvency and liquidity levels.
Activity
The most relevant aspects related to the area's activity during the first nine months of 2026 were:
–Lending balances were 4.7% higher than at the end of December 2025, mainly driven by the performance of the larger corporate segments (+7.4%) and consumer lending (+7.5%).
–Total customer funds increased by 3.5%, mainly explained by the growth in off-balance sheet funds (mutual and pension funds), which increased by 6.5% due to the positive market effect concentrated in the first half of the year and, to a lesser extent, by the favorable performance of customer deposits (+1.9%).
The most relevant aspects related to the area's activity during the third quarter of 2026 were:
–Lending activity remained stable (+0.2% compared to the end of June 2026), mainly driven by the dynamism of credit to companies (+3.9% larger companies and +2.5% SMEs), which, together with the rest of the portfolios, offset the seasonal decline in public sector loans (which as of the end of June included the advance on extra payments to pensioners).
–Regarding asset quality, the NPL ratio stood at 2.9%, an increase of 4 basis points compared to the end of June and a contained increase in the non-performing balance (+1.2%). The NPL ratio shows a cumulative decrease of 15 basis points throughout 2026. For its part, the NPL coverage ratio increased by 116 basis points in the quarter, to 72% at the end of
September 2026.
–Total customer funds grew by 0.9% in the third quarter of 2026, favored by the evolution of time deposits which presented a growth of 15.3%, driven by the performance of wholesale balances. Off-balance sheet funds showed stability compared to the end of the previous quarter at 0.6%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.41

January - September 2026 Report
Results
Spain generated a net attributable profit of €3,106 million in the first nine months of 2026, which is in line with that achieved in the same period of 2025 (-0.2%) favored by the good performance of net interest income, which offset the growth in expenses and provisions for financial asset impairments.
The most relevant aspects of the year-on-year evolution of the area's income statement at the end of September 2026 were:
–Net interest income grew by 3.4%, supported by higher lending balances and a higher contribution from the securities portfolio.
–Net fees and commissions grew by 2.3% compared to the same period of the previous year, mainly driven by the performance of asset management fees.
–Net Trading Income (NTI) showed a decrease of 7.0% compared to the first nine months of the previous year, with lower results achieved by the Global Markets unit.
–The other operating income and expenses line showed a balance of €283m, which is 2.0% lower than in the same period of the previous year, as the first nine months of 2025 included extraordinary income associated with the achievement of certain milestones foreseen in the Allianz bancassurance agreement, recorded at the end of June of that year. Aside from the factors mentioned above, earnings from the insurance business performed well.
–Operating expenses increased by 7.7% compared to the cumulative figures for the first nine months of 2025, due to both higher general expenses (mainly in technology) and personnel expenses, the latter reflecting the impact of voluntary redundancies in the first quarter of 2026. Both periods include, in the general expenses line, the impact of re-estimation of the applied pro-rata on the Value Added Tax.
–The impairment on financial assets increased compared to the first nine months of the previous year (+2.8%), mainly as a result of the growth in the volume of lending. Meanwhile, the cumulative cost of risk at the end of September 2026 rose by
2 basis points compared to the previous quarter to stand at 0.33%, remaining practically stable compared to the end of the previous year (a decrease of 1 basis point), mainly because the second quarter was positively affected by a portfolio sale.
–Finally, the income tax line includes the accrual corresponding to the first nine months of 2026, of the tax on net interest income and net fees and commissions which stood at approximately €225 million, compared to the €224 million accrued in the same period of the previous year.
The net attributable profit generated by Spain in the third quarter of 2026 reached €934m, with a decrease of 13.3% compared to the previous quarter. This performance is due to a lower contribution from all of gross income components except net interest income, together with an increase in provisions for financial assets (the previous quarter included the positive impact coming from a portfolio sale) and higher operating expenses.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.42

January - September 2026 Report
Mexico
Highlights for the period January - September 2026
–Credit growth led by the wholesale segment with gains across all retail products
–Continued favorable performance across all gross income components
–Quarterly improvement in the efficiency ratio
–Quarterly net attributable profit remains at high levels

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-25)

+7.9%
+5.4%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

+8.4%	(1)

8,333	9,033

2,721
2,779
2,833
2,996
3,006
2,977
3,050
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

⁽¹⁾ At current exchange rate: 17.0%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)

+8.4%	(1)

4,172	4,522

1,414
1,363
1,396
1,463
1,478
1,527
1,517
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

⁽¹⁾ At current exchange rate: 16.9%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.43

January - September 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.26	∆ %	∆ % ⁽¹⁾	Jan.-Sep.25 ⁽²⁾
Net interest income	9,826	17.1	8.5	8,393
Net fees and commissions	1,997	15.4	7.0	1,730
Net trading income	709	24.3	15.2	570
Other operating income and expenses	494	14.8	6.5	430
Gross income	13,026	17.1	8.5	11,124
Operating expenses	(3,993)	17.4	8.8	(3,402)
Personnel expenses	(1,847)	16.1	7.6	(1,592)
Other administrative expenses	(1,771)	19.4	10.6	(1,484)
Depreciation	(374)	14.7	6.3	(326)
Operating income	9,033	17.0	8.4	7,722
Impairment on financial assets not measured at fair value through profit or loss	(2,586)	13.5	5.2	(2,279)
Provisions or reversal of provisions and other results	(38)	(44.8)	(48.8)	(69)
Profit (loss) before tax	6,408	19.3	10.5	5,374
Income tax	(1,886)	25.2	16.0	(1,507)
Profit (loss) for the period	4,522	16.9	8.4	3,867
Non-controlling interests	(1)	16.0	7.5	(1)
Net attributable profit (loss)	4,522	16.9	8.4	3,866

Balance sheets	30-09-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	10,845	4.1	1.5	10,417
Financial assets designated at fair value	63,465	5.5	2.9	60,136
Of which: Loans and advances	4,843	(25.7)	(27.6)	6,523
Financial assets at amortized cost	119,724	13.5	10.6	105,494
Of which: Loans and advances to customers	108,355	11.4	8.6	97,259
Tangible assets	2,136	2.6	—	2,081
Other assets	5,412	19.6	16.5	4,525
Total assets/liabilities and equity	201,581	10.4	7.6	182,654
Financial liabilities held for trading and designated at fair value through profit or loss	39,028	19.8	16.7	32,584
Deposits from central banks and credit institutions	8,382	39.0	35.5	6,028
Deposits from customers	100,502	7.1	4.4	93,855
Debt certificates issued	12,389	6.2	3.5	11,664
Other liabilities	28,812	4.7	2.1	27,507
Allocated regulatory capital	12,468	13.2	10.3	11,015

Relevant business indicators	30-09-26	∆ %	∆ % ⁽¹⁾	31-12-25
Performing loans and advances to customers under management ⁽³⁾	108,256	10.8	7.9	97,744
Non-performing loans	3,279	16.4	13.4	2,817
Customer deposits under management ⁽³⁾	99,655	6.2	3.5	93,817
Off-balance sheet funds ⁽⁴⁾	76,982	10.7	7.9	69,533
Risk-weighted assets	86,854	5.0	2.3	82,746
RORWA ⁽¹⁾⁽⁵⁾	7.1			6.1
Efficiency ratio (%)	30.7			30.5
NPL ratio (%)	2.9			2.7
NPL coverage ratio (%)	111			124
Cost of risk (%)	3.19			3.31
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
⁽⁵⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.44

January - September 2026 Report
Macro and industry trends
The Mexican economy performed better-than-expected in the second quarter of 2026 thanks to growth in consumption and goods exports, which managed to offset the weaker dynamism of business investment. As a result, BBVA Research has revised its 2026
GDP growth forecast slightly upwards (+0.2 percentage points) to 1.4%, while a slight recovery is expected for 2027 to 1.8% in line with the improvement in investment.
For its part, the latest price figures confirm a moderation of inflationary pressures: the headline rate in September stood at 3.45%
and forecasts for year-end 2026 and 2027 keep it at similar levels (3.7% by the end of this year, four-tenths of a percentage point below the previous scenario's forecast, and 3.5% by the end of the following year).
Regarding the banking system, with data from August 2026, the volume of lending to the non-financial private sector increased to
7% in year-on-year nominal terms. Widespread growth was observed across the main portfolios: 12.1% for consumer loans, 4.9%
for home purchase loans, and 5.3% for corporate lending. The growth of total deposits (demand and time) was lower than loan growth (+6.3% year-on-year in August 2026), with lower dynamism in time deposits (+4.7%) than in demand deposits (+7.3%).
For its part, the NPL ratio rose to 2.51% in August 2026 and capital indicators remained comfortable.
Unless expressly stated otherwise, all the comments below on rates of variation, for both activity and results, will be given at constant exchange rate. These rates, together with variations at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.
Activity
The most relevant aspects related to the area's activity during the first nine months of 2026 were:
–Lending activity (performing loans under management) grew by 7.9%, with a more dynamic performance in the wholesale portfolio, which increased by 10.3% driven mainly by corporate loans. For its part, the retail portfolio grew by 5.9%, with a favorable evolution across all products, with particularly strong momentum in consumer lending.
–Customer funds recorded an increase of 5.4% in the first nine months of 2026, with a standout contribution from off-
balance sheet funds (+7.9%). Likewise, customer deposits grew by 3.5% supported by growth in demand deposits as a result of commercial momentum in a highly competitive environment to attract liabilities. By customer type, growth was concentrated in wholesale balances.
The most relevant aspects related to the area's activity in the third quarter of 2026 were:
–During the quarter, lending recorded a total increase of 3.0% following the same trends seen in the first nine months of
2026, with a growth in the wholesale portfolio of 4.4%, favored by dynamism in corporate and public sector lending, outpacing growth in the retail portfolio (+1.8%), which showed a positive performance across all products.
–With regard to the asset quality indicators, the NPL ratio stood at 2.9% as of the end of September 2026, with an increase of 13 basis points compared to the end of 2025. Compared to the second quarter of 2026, it recorded a rise of 9 basis points with higher NPL inflows concentrated in the retail portfolios, and recoveries and write-offs at levels similar to the previous quarter. For its part, the NPL coverage ratio stood at 111% as of the end of September 2026, a decrease of 7 percentage points compared to the end of June, mainly due to the impact of the annual recalibration of the parameters in the loss estimation calculation models and the increase in non-performing loans.
–Customer funds under management increased 1.3% above June balances, driven mainly by demand deposits, which grew at a rate of 1.7%, where the dynamism of the corporate portfolio stood out.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.45

January - September 2026 Report
Results
Mexico achieved a net attributable profit of €4,522 million at the end of September 2026, which represents a year-on-year growth of 8.4%, explained mainly by the favorable evolution of net interest income, supported by robust lending activity growth and, to a lesser extent, by the evolution of fees, NTI and the insurance business.
The most relevant aspects of the year-on-year evolution in the income statement as of the end of September 2026 are summarized below:
–Net interest income increased by 8.5%, mainly reflecting the good dynamism of the loan portfolio, with lending volumes mitigating the impact of lower benchmark rates. Added to this are lower funding costs, both wholesale and retail.
–Net fees and commissions grew by 7.0%, mainly as a result of higher revenues from the asset management business (due to higher balances in mutual funds) and also by fees associated with issuance, advisory, and other securities transactions, as well as from wholesale customer activity.
–The contribution from NTI increased by 15.2% and includes higher results from Global Markets.
–The other operating income and expenses line recorded an increase of 6.5%, favored by the good performance of the insurance business, which was partially offset by a higher contribution to the Bank Savings Protection Fund (IPAB), associated with the increase in customer deposits.
–Operating expenses grew by 8.8%, mainly due to the increase in general expenses, where higher technology and advertising expenses stood out, and, to a lesser extent, by higher personnel expenses, linked primarily to headcount growth.
–Loan-loss provisions increased by 5.2% compared to the first nine months of 2025, mainly as a result of portfolio growth.
Thus, the cumulative cost of risk at the end of September 2026 stood at 3.19%, with a reduction of 7 basis points compared to the previous quarter, favored by the positive impact of the annual recalibration of the loss estimation model parameters.
In the quarter, and excluding the effect of exchange rate fluctuations, BBVA Mexico generated a net attributable profit, in line with the previous quarter (-0.7%), reaching €1.517 billion, supported mainly by the favorable performance of the net interest income and NTI, although, in the third quarter, higher operating expenses and provisions for financial asset impairments were recorded.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.46

January - September 2026 Report
Turkey
Highlights for the period January - September 2026
–Dynamism in lending activity, driven by loans in Turkish lira
–Positive performance of recurring revenues
–More negative hyperinflation impact in the year-on-year comparison
–Solid performance of net attributable profit

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATE COMPARED TO 31-12-25)

+24.5%
+17.3%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATE)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

+42.9%

2,125	3,038

690
639
796
772
1,033
970
1,034
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

⁽¹⁾ At constant exchange rate: +69.4%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATE)

+21.8%

648	789

158
254
236
157
263
269
258
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

⁽¹⁾ At constant exchange rate: +60.1%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.47

January - September 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.26	∆ %	∆ % ⁽¹⁾	Jan.-Sep.25 ⁽²⁾
Net interest income	3,357	57.1	74.8	2,137
Net fees and commissions	1,837	14.7	28.9	1,602
Net trading income	171	(49.7)	(45.6)	340
Other operating income and expenses	(280)	(7.7)	(26.6)	(303)
Gross income	5,085	34.7	55.1	3,776
Operating expenses	(2,047)	24.0	37.9	(1,651)
Personnel expenses	(1,191)	25.1	39.8	(952)
Other administrative expenses	(652)	24.8	39.5	(523)
Depreciation	(204)	16.2	23.4	(176)
Operating income	3,038	42.9	69.4	2,125
Impairment on financial assets not measured at fair value through profit or loss	(1,138)	70.5	91.6	(667)
Provisions or reversal of provisions and other results	(40)	214.0	210.4	(13)
Profit (loss) before tax	1,860	28.7	56.7	1,445
Income tax	(923)	36.8	54.2	(674)
Profit (loss) for the period	937	21.6	59.3	771
Non-controlling interests	(148)	20.6	55.3	(123)
Net attributable profit (loss)	789	21.8	60.1	648

Balance sheets	30-09-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	8,991	(0.8)	5.5	9,061
Financial assets designated at fair value	5,896	17.7	26.5	5,010
Of which: Loans and advances	16	(13.0)	(4.1)	18
Financial assets at amortized cost	80,857	12.2	21.8	72,047
Of which: Loans and advances to customers	61,621	14.7	24.6	53,745
Tangible assets	2,052	7.7	14.3	1,905
Other assets	3,222	20.2	28.5	2,680
Total assets/liabilities and equity	101,018	11.4	20.5	90,702
Financial liabilities held for trading and designated at fair value through profit or loss	1,838	8.8	8.0	1,690
Deposits from central banks and credit institutions	4,881	36.9	46.3	3,565
Deposits from customers	69,242	9.9	19.1	62,984
Debt certificates issued	7,696	2.6	12.6	7,502
Other liabilities	7,110	24.2	31.7	5,726
Allocated regulatory capital	10,252	11.0	21.4	9,235

Relevant business indicators	30-09-26	∆ %	∆ % ⁽¹⁾	31-12-25
Performing loans and advances to customers under management ⁽³⁾	60,784	14.5	24.5	53,080
Non-performing loans	3,427	22.7	34.9	2,793
Customer deposits under management ⁽³⁾	68,624	9.7	18.9	62,535
Off-balance sheet funds ⁽⁴⁾	27,028	2.8	13.3	26,290
Risk-weighted assets	80,625	12.7	23.0	71,551
RORWA ⁽⁵⁾	1.6			1.4
Efficiency ratio (%)	40.3			44.4
NPL ratio (%)	4.2			3.9
NPL coverage ratio (%)	76			76
Cost of risk (%)	2.55			1.94
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances with no significant impacts. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds and pension funds.
⁽⁵⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
15 The variation rates of loans in Turkish lira and loans in foreign currency (U.S. dollars) are calculated based on local activity data and refer only to Garanti Bank and therefore exclude the subsidiaries of Garanti BBVA, mainly in Romania and Netherlands.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.48

January - September 2026 Report
Macro and industry trends
During the second quarter of 2026, the Turkish economy has maintained the path of gradual deceleration observed since mid-2025, largely due to the loss of dynamism in private consumption. BBVA Research forecasts a certain recovery in economic growth, which would leave GDP growth for the whole of 2026 at 3.0% (the same figure as the previous forecast) and raise it to
3.5-4.0% for 2027. The easing of geopolitical tensions in the region and the maintenance of selective measures to support activity are key to confirming this scenario.
Regarding price performance, inflation fell to 29.7% in September and is expected to end the year at 30% (unchanged from the previous scenario). In 2027, it could remain at the upper end of the 25-30% range given the context of energy costs, fiscal and credit stimuli, and the difficulties in anchoring price expectations. In this environment of growth and inflation, the central bank reduced interest rates from 37% to 36% at its last monetary policy meeting held on October 22, in line with expectations, and could undertake some additional cuts during 2027 to place them in an estimated  range of 35-30%.
The Turkish banking system continues to be affected by inflation. The total volume of lending in the system increased by 36.2%
year-on-year at the end of August 2026. According to data as of the end of August the stock of credit continues to grow in the consumer loan and credit card portfolios (+38.9% year-on-year), in mortgages (+35.6% year-on-year), and in corporate lending
(+35.2% year-on-year). Total deposits grew by 32.4% year-on-year, with growth largely evening out between US dollar deposits
(+36.2%) and Turkish lira deposits (+30.3%). The dollarization of the system increased slightly to 37.0% in August 2026, from
35.9% a year earlier. Regarding the system's NPL ratio, it continues on an upward trend and stood at levels of 3.14%, also as of the end of August 2026. For their part, capital indicators remain above the regulatory minimum, although tighter for public banks.
Unless expressly stated otherwise, all comments below on rates of changes for both activity and results will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators. For the conversion of these figures, the end of period exchange rate as of September 30, 2026 is used, reflecting the depreciation by the Turkish lira in the last twelve months. Likewise, the balance sheet, Risk-Weighted Assets (RWA) and the equity are affected. Additionally, the activity, results, and relevant management indicators of the area include, on an ongoing basis, the contribution of the subsidiaries in Romania included in the sale agreement with Raiffeisen Bank SA.
Activity15
The most relevant aspects related to the area's activity during the first nine months of 2026 were:
–Lending activity (performing loans under management) recorded an increase of 24.5% (in line with the cumulative inflation rate in the period, which stood at 24.3%), driven by Turkish lira loans (+26.3%). This growth was largely supported by the performance of credit cards (+30.2%) and, to a lesser extent, by corporate loans (+32.3%), although all products showed a positive performance. For their part, loans denominated in foreign currency (in U.S. dollars) remained flat (+0.5%), with the deleveraging in commercial loans being offset by the remaining portfolios.
–Customer deposits (68.5% of the area's total liabilities as of September 30, 2026) remained the main source of funding for the balance sheet and increased by +18.9% mainly explained by the positive performance of Turkish lira time deposits
(+21.3%), which represent 52% of total customer deposits) and, to a lesser extent, by the performance of U.S. dollar deposits (+6.1%). For its part, off-balance sheet funds grew by 13.3%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.49

January - September 2026 Report
The most relevant aspects related to the area’s activity in the third quarter of 2026 were:
–Lending activity (performing loans under management) increased by 7.7% (above the quarterly inflation rate, which stood at +5.6%), driven by the growth in Turkish lira loans (+9.5%, mainly boosted by credit cards) while the balance of U.S.
dollar denominated loans remained stable (-0.3%).
–In terms of asset quality, the NPL ratio stood at 4.2% (6 basis points above the ratio reached as of the end of June), with a widespread increase in non-performing balance. On the other hand, the NPL coverage ratio recorded an increase of 97 basis points during the quarter, standing at 76% as of September 30, 2026.
–In the favorable evolution of customer funds during the quarter (+3.9%), the performance time deposits (+6.0%) stands out.
Results
Turkey reached a net attributable profit of €789 million in the first nine months of 2026, which compares very favorably with the result achieved in the same period of the previous year, mainly as a result of the strong performance of net interest income and, to a lesser extent, fees, that is, recurring revenues from the banking business.
As mentioned above, the year-on-year comparison of the cumulative income statement at the end of September 2026 at current exchange rate is affected by the depreciation of the Turkish lira over the past twelve months (-12.3%), with a less pronounced decline in the quarter (-4.5%). To isolate this effect, the highlights of the results during the first nine months of 2026 at constant exchange rates are summarized below:
–Net interest income experienced a year-on-year growth, mainly driven by the dynamism of lending activity and the increased remuneration of certain Turkish lira reserves by the central bank, as well as a decrease in the cost of wholesale funding.
–Net fees and commissions recorded an increase, driven by the solid performance in fees and commissions associated with payment methods, followed by those related to asset management, guarantees and brokerage activity.
–Decrease in NTI, due to a weaker results in foreign exchange operations, partially offset by improved results in Global
Markets.
–The other operating income and expenses line had a balance of €-280 million, which represents a less negative result compared to the same period of the previous year. This line incorporates, among other items, the loss on the net monetary position together with its partial offset by the revenue derived from inflation-linked bonds (CPI linkers). The net impact of both effects was more negative in the first nine months of 2026, compared with the same period of 2025 and was partially offset by the results of certain subsidiaries of Garanti BBVA and the performance of the insurance business, whose contribution was increased in both cases.
–Operating expenses continued to grow, although below the growth in gross income, with the consequent improvement in efficiency. In personnel expenses, the increase was centered on fixed remuneration to the staff, associated with salary reviews in the context of high inflation. For their part, general expenses also grew, highlighting the higher technology expenses.
–Regarding the impairment on financial assets, higher provisions were recorded, which is explained by the growth of the activity, higher requirements in retail portfolios and lower releases in the wholesale portfolio. Meanwhile, the cumulative cost of risk as of September 30, 2026 stood at 2.55%, an increase of 18 basis points compared to the cumulative figure for the previous quarter.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.50

January - September 2026 Report
In the third quarter of 2026, the net attributable profit of Turkey, at current exchange rates, stood at €258 million, which represents a decrease compared to the previous quarter, mainly as a result of the performance of NTI and impairment on financial assets. This was partially offset by growth in net interest income, supported by lending activity increase in Turkish lira and customer spreads increase, also in Turkish lira, together with lower operating expenses.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.51

January - September 2026 Report
South America
Highlights for the period January - September 2026
–Growth in lending activity, with stronger momentum in the commercial portfolio
–Favorable evolution of recurring revenues in Argentina, Colombia and Peru
–Greater adjustment for hyperinflation compared to the first nine months of 2025
–Year-on-year increase in the area's net attributable profit, with higher contribution from Colombia

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-25)

+10.3%
+13.3%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

+32.5%	(1)

2,237	2,964

797
717
723
755
950
987
1,028
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

⁽¹⁾ At constant exchange rates: +31.0%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CURRENT EXCHANGE RATES)

+42.1%	(1)

578	821

214
203
162
140
249
308
265
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

⁽¹⁾ At constant exchange rates: +41.1%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.52

January - September 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.26	∆ %	∆ % ⁽¹⁾	Jan.-Sep.25 ⁽²⁾
Net interest income	4,518	27.4	26.1	3,547
Net fees and commissions	844	28.7	28.9	655
Net trading income	459	6.0	5.8	433
Other operating income and expenses	(756)	20.9	23.2	(625)
Gross income	5,065	26.3	24.8	4,011
Operating expenses	(2,101)	18.4	17.0	(1,774)
Personnel expenses	(971)	21.9	21.0	(797)
Other administrative expenses	(945)	14.9	13.3	(822)
Depreciation	(185)	19.6	16.2	(155)
Operating income	2,964	32.5	31.0	2,237
Impairment on financial assets not measured at fair value through profit or loss	(1,171)	36.4	32.3	(858)
Provisions or reversal of provisions and other results	9	n.s.	n.s.	(34)
Profit (loss) before tax	1,803	34.0	34.2	1,345
Income tax	(539)	30.1	31.0	(414)
Profit (loss) for the period	1,264	35.8	35.6	931
Non-controlling interests	(442)	25.4	26.4	(353)
Net attributable profit (loss)	821	42.1	41.1	578

Balance sheets	30-09-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	8,475	5.0	1.5	8,073
Financial assets designated at fair value	14,836	39.9	31.7	10,602
Of which: Loans and advances	1,191	n.s.	244.7	297
Financial assets at amortized cost	63,157	16.3	10.0	54,283
Of which: Loans and advances to customers	59,866	16.8	10.5	51,235
Tangible assets	1,274	10.8	9.1	1,149
Other assets	2,708	7.6	(0.2)	2,517
Total assets/liabilities and equity	90,449	18.0	11.8	76,624
Financial liabilities held for trading and designated at fair value through profit or loss	3,448	41.9	23.6	2,430
Deposits from central banks and credit institutions	4,256	11.2	8.8	3,826
Deposits from customers	62,998	18.0	11.4	53,375
Debt certificates issued	4,409	9.8	6.0	4,015
Other liabilities	7,115	24.7	22.7	5,707
Allocated regulatory capital	8,224	13.1	7.1	7,271

Relevant business indicators	30-09-26	∆ %	∆ % ⁽¹⁾	31-12-25
Performing loans and advances to customers under management ⁽³⁾	58,996	16.7	10.3	50,566
Non-performing loans	2,554	10.4	4.4	2,314
Customer deposits under management ⁽⁴⁾	62,998	18.0	11.4	53,375
Off-balance sheet funds ⁽⁵⁾	11,045	33.5	25.9	8,271
Risk-weighted assets	65,146	16.5	10.2	55,912
RORWA ⁽⁶⁾	2.8			2.1
Efficiency ratio (%)	41.5			44.4
NPL ratio (%)	3.8			4.0
NPL coverage ratio (%)	89			92
Cost of risk (%)	2.72			2.50
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Excluding repos and including specific marketable debt securities.
⁽⁵⁾ Includes mutual funds and customer portfolios in Peru and Colombia (preliminary as of September 30, 2026).
⁽⁶⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.53

January - September 2026 Report

SOUTH AMERICA. DATA PER COUNTRY (MILLIONS OF EUROS)

	Operating income				Net attributable profit (loss)
Country	Jan.-Sep.26	∆ %	∆ % ⁽¹⁾	Jan.-Sep.25	Jan.-Sep.26	∆ %	∆ % ⁽¹⁾	Jan.-Sep.25
Argentina	783	55.6	n.s.	503	102	(1.4)	n.s.	104
Colombia	720	54.6	36.0	466	278	129.2	101.5	121
Peru	1,016	11.0	8.0	915	276	23.1	19.8	224
Other countries ⁽²⁾	445	26.2	25.5	353	165	28.0	27.3	129
Total	2,964	32.5	31.0	2,237	821	42.1	41.1	578
⁽¹⁾ At constant exchange rates.
⁽²⁾ Chile (Forum), Uruguay, Venezuela and Brazil. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY (MILLIONS OF EUROS)

	Argentina		Colombia		Peru
	30-09-26	31-12-25	30-09-26	31-12-25	30-09-26	31-12-25
Performing loans and advances to customers under management ⁽¹⁾⁽²⁾	9,981	8,085	21,597	20,182	21,616	19,991
Non-performing loans ⁽¹⁾	659	424	822	925	857	922
Customer deposits under management ⁽¹⁾⁽³⁾	11,844	9,997	23,425	21,659	23,050	21,037
Off-balance sheet funds ⁽¹⁾⁽⁴⁾	3,365	2,066	4,100	3,474	3,577	3,233
Risk-weighted assets	12,958	10,501	23,169	19,171	21,601	19,856
RORWA ⁽⁵⁾	1.8	1.8	1.8	0.8	3.7	3.1
Efficiency ratio (%)	47.0	51.5	40.4	46.3	38.3	38.9
NPL ratio (%)	6.0	4.9	3.5	4.3	3.2	3.7
NPL coverage ratio (%)	76	84	83	88	107	99
Cost of risk (%)	7.52	5.67	2.07	2.19	1.43	1.67
⁽¹⁾ Figures at constant exchange rates.
⁽²⁾ Excluding repos.
⁽³⁾ Excluding repos and including specific marketable debt securities.
⁽⁴⁾ Includes mutual funds and customer portfolios in Peru and Colombia (preliminary as of September 30, 2026).
⁽⁵⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.
Activity and results
The most relevant aspects related to the area's activity during the first nine months of 2026 were:
–Lending activity (performing loans under management) increased by 10.3%, with a more dynamic growth in the wholesale portfolio (+12.7%) and a favorable evolution of all products in the retail portfolio, which grew by 7.7%.
–Customer funds under management grew by 13.3% compared to the balances at the end of 2025, with a favorable performance in time deposits (+17.7%), demand deposits (+7.4%), and off-balance sheet funds(+25.9%).

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January - September 2026 Report
The most relevant aspects related to the area's activity during the third quarter of the year 2026 have been:
–Lending activity increased by 3.3%, mainly supported by the strong momentum in wholesale loans (+3.4%), where loans to enterprises stand out (+3.3%) along with solid evolution across all products in the retail segment (+3.1%).
–With respect to credit quality, the area's NPL ratio stood at 3.8%, which represents a decrease of 18 basis points compared to the previous quarter, supported by activity growth and a reduction in non-performing balances in Peru and
Colombia. For its part, the NPL coverage ratio stood at 89%, representing a decrease of 25 basis points compared to the end of June.
–Customer funds under management increased at a rate of 4.2%, driven by the boost from time deposits from customers, which increased by 7.6%, and off-balance sheet funds, which grew by 11.6%.
South America generated a net attributable profit of €821 million in the first nine months of 2026, which represents a year-on-year growth of 42.1% at current exchange rates, favored by the evolution of net interest income and, to a lesser extent, fees and NTI.
Within the main countries of the area, the evolution of the net attributable profit in Colombia stands out.
Meanwhile, the impact of the hyperinflation adjustment of subsidiaries domiciled in Argentina stands out, which implies, among other effects, the recording of the loss on the net monetary position in the "Other operating income and expenses" line of the income statement. This impact amounted to €384 million in the period January - September 2026, above the €277 million recorded in the period January - September 2025.
More detailed information on the most representative countries of the business area is provided below.
Argentina
Macro and industry trends
The Argentine economy continues to consolidate its macroeconomic stabilization process, supported by fiscal balance, greater exchange rate stability, and growth in the primary and energy sectors. Even so, the recovery remains uneven and the labor market maintains a weak tone. According to BBVA Research, GDP will grow by 3.0% in both 2026 and 2027, unchanged from the previous scenario. For its part, inflation stood at 33.4% in September, a level similar to that of previous months. Going forward, the forecast for a gradual moderation toward levels of 29.5% at the end of 2026 (+0.5 percentage points compared to the previous scenario)
and 20% by the end of next year is maintained.
The banking system maintains more moderate growth than in previous quarters, in both loans and deposits. With data at the end of September 2026, total lending increased by 37.4% compared to September 2025, favored by the consumer, corporate, and, above all, mortgage portfolios, which grew by 22.1%, 46.7%, and 74.6% year-on-year, respectively. For their part, deposits have slightly slowed their growth, registering a year-on-year growth of 27.8% at the end of September. Finally, the NPL ratio continues to rise and stood at 7.7% at the end of July 2026, driven by the increase in the NPL ratio in household lending.
Activity and results
–In the first nine months of 2026, the lending activity recorded a growth of 23.4% (slightly lower the accumulated inflation rate which reached +23.6%, while in the third quarter, this increase stood at 8.2% (above the quarterly inflation rate), in both cases favored mainly by the performance of corporate loans. At the end of September 2026, the NPL ratio stood at
6.0%, a decrease of -39 basis points compared to the second quarter, supported by growth in activity and a more contained increase in the non-performing balance (+1.6% at constant exchange rates) stemming from lower NPL inflows, higher recoveries, and higher write-offs. For its part the NPL coverage ratio, which stood at 76%, with a decrease of 37 basis points in the period.
–Customer funds grew by 26.1% in the first nine months of 2026 (9.4% in the third quarter), with standout growth in time deposits and off-balance sheet funds.
16 At current rates, that is, the impact of exchange rate fluctuations on the profit and loss account is not excluded.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.55

January - September 2026 Report
–Regarding the evolution of the income statement16, the cumulative net attributable profit at the end of September 2026 stood at €102 million (in line with the same period of the previous year), with growth in recurring revenue, offset, among others, by a more negative impact for hyperinflation compared to the first nine months of 2025 and, especially, by an increase in provisions for impairment in financial assets (mainly due to higher requirements in the retail portfolio, partly affected by a larger portfolio volume). Meanwhile, the accumulated cost of risk stood at 7.52%, which represents a decrease of 19 basis points compared to the cost of risk of the preceding quarter. The result of the third quarter reached
€29 million, which represents a decrease compared to the previous quarter, driven by lower recurring revenue and NTI, partially offset by a lower negative adjustment for hyperinflation.
Colombia
Macro and industry trends
Private consumption and public spending have continued to support activity during the first half of 2026. According to BBVA
Research, GDP will grow by 2.6% this year, the same figure anticipated in the previous scenario, and by 2.3% in 2027, with private investment playing an increasingly important role as a supporting factor for activity. For its part, inflation has continued the upward trend of recent months, standing at 6.3% in September. The El Niño phenomenon, persistent high energy prices and the strength of domestic demand could cause inflation to close 2026 at 7.0%, before beginning a path of gradual moderation toward levels of 5.4% by the end of 2027.
Total lending growth in the banking system stood at 9.0% year-on-year in August 2026, with growth across all portfolios. Thus, the corporate lending, mortgages, and consumer loan portfolios showed year-on-year growth rates of 7.6%, 10.6%, and 10.6%, respectively. On the other hand, total deposits showed a growth of 10.2% year-on-year at the end of August 2026, with a trend driven growth in demand deposits. Thus, demand and time deposits grew by 11.7% and 8.5% year-on-year, respectively. The system's NPL grew slightly over the last month, standing at 3.81% in August 2026, 40 basis points below the figure for the same month of the previous year.
Activity and results
–Lending activity grew at a rate of 7.0% compared to the end of 2025 (1.8% in the third quarter), favored mainly by the performance of the corporate segment and with a rebound in consumer loans in the third quarter. In terms of asset quality indicators, the NPL ratio stood at 3.5%, representing a reduction of 18 basis points with respect to the previous quarter and 73 basis points compared to the end of the previous year, continuing the positive trend of recent quarters. On the other hand, coverage stood at 83%, with a decrease of 217 basis points compared to the previous quarter.
–Customer funds grew by 9.5% compared to the end of 2025 and 2.4% during the third quarter. In the first nine months of
2026 the performance of time deposits stood out increasing by 13.3%, while demand deposits showed an increase of
3.2%, and off-balance sheet funds of 18.0%.
–The cumulative net attributable profit at the end of September 2026 stood at €278 million, that is, 101.5% higher than the result for the same period of the previous year, favored mainly by growth in the net interest income, although all line items that make up gross income showed a favorable performance. For its part, impairment on financial assets stood slightly below the previous year, and the accumulated cost of risk reached 2.07% at the end of September 2026, 5 basis points above previous quarter. The net attributable profit of the third quarter stood at €94m, 6.5% below the previous quarter, mainly due to higher income tax expense. Apart from the above, the strong performance across all gross income components stood out, and lower operating expenses were recorded.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.56

January - September 2026 Report
Peru
Macro and industry trends
In recent months, the dynamism of domestic demand, supported by private consumption and investment, has contrasted with the deterioration in activity in the primary sectors as a consequence of the El Niño phenomenon. Higher energy prices and a stronger than expected impact from weather conditions explain the downward revision of growth forecasts for the Peruvian economy.
BBVA Research places GDP growth for 2026 at 2.9%, two-tenths of a percentage point below what was anticipated in the previous scenario, and keeps it at that figure for 2027. Regarding price performance, inflation picked up again in September to stand at
4.5%. It is expected to remain high over the coming months, potentially closing 2026 at levels of 4.9%, and beginning a path of progressive correction as 2027 progresses toward levels slightly above 2% by the end of that year. In this context, BBVA Research forecasts that the central bank will carry out two benchmark interest rate hikes before the end of 2026, from 4.25% to 4.75%, and reverse them during the following fiscal year once price pressures ease.
Total lending in the Peruvian banking system increased by 9.1% in year-on-year terms in August 2026, with positive growth across all portfolios. Thus, the consumer loan portfolio grew by 15.9% year-on-year, the mortgage portfolio increased by 7.9%, and the corporate lending portfolio increased by 7.1% year-on-year. For their part, the system's total deposits registered a year-on-year growth of 13.4% in August 2026, thanks to the 16.3% growth in demand deposits and 7.7% in time deposits. Finally, the system's
NPL ratio stood at 2.82% in August 2026, below the level observed in the same month of the previous year.
Activity and results
–Lending activity grew by 8.1% compared to the end of December 2025 (a 2.4% during the third quarter), driven by corporate loans, with a growth of 8.7%, as well as by consumer loans, which grew by 11.0%. Regarding the asset quality indicators, the NPL ratio improved compared to the end of June 2026 (-15 basis points and -54 basis points compared to the end of the previous year) placing at 3.2%, as a result of strong recovery performance and contained entries, and portfolio sales carried out during the quarter. Meanwhile, the NPL coverage ratio was 107%, which represents an increase of 223 basis points compared to the end of June, supported by the reduction in non-performing loans.
–Customer funds under management increased during the first nine months of 2026 (+9.7%, and +3.5% in the third quarter), thanks to the favorable performance in customer deposits (+9.6%), mainly from retail customers.
–BBVA Peru's cumulative attributable profit stood at €276 million at the end of September 2026, that is, 19.8% above the figure reached in the first nine months of the previous year, mainly as a result of growth in net interest income, associated with a higher profitability and volume of the loan portfolio, as well as lower impairment on financial assets and other provisions. For its part, the cumulative cost of risk at the end of the third quarter stood at 1.43%, representing an increase of 18 basis points compared to the cost of risk of the previous quarter. The profit of the quarter stood at €81 million, representing a decrease of 28.6% compared to the previous quarter, mainly as a result of higher impairment on financial assets (which were particularly low in the previous quarter).

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.57

January - September 2026 Report
Rest of Business
Highlights for the period January - September 2026
–Growth in lending activity and customer funds, driven by the New York branch
–Favorable performance of recurring revenues
–Positive year-on-year evolution of the efficiency ratio
–Double-digit growth in net attributable profit, with an upward quarterly trend

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-25)

+47.8%
+15.2%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

NET INTEREST INCOME / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+53.4%	(1)

709	1,087

238
216
254
226
359
343
386
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

⁽¹⁾ At current exchange rates: +56.1%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+58.5%	(1)

506	801

175
144
187
159
238
272
291
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

⁽¹⁾ At current exchange rates: +61.3%.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.58

January - September 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.26	∆ %	∆ % ⁽¹⁾	Jan.-Sep.25 ⁽²⁾
Net interest income	833	42.6	40.2	584
Net fees and commissions	569	33.1	32.1	428
Net trading income	475	73.8	72.2	273
Other operating income and expenses	(5)	n.s.	n.s.	4
Gross income	1,873	45.3	43.5	1,289
Operating expenses	(786)	32.6	31.7	(593)
Personnel expenses	(404)	29.3	28.1	(312)
Other administrative expenses	(350)	38.4	38.1	(253)
Depreciation	(32)	16.0	15.1	(27)
Operating income	1,087	56.1	53.4	696
Impairment on financial assets not measured at fair value through profit or loss	(64)	39.9	37.3	(45)
Provisions or reversal of provisions and other results	6	n.s.	n.s.	(11)
Profit (loss) before tax	1,029	60.9	58.2	640
Income tax	(228)	59.6	57.3	(143)
Profit (loss) for the period	801	61.3	58.5	497
Non-controlling interests	—	—	—	—
Net attributable profit (loss)	801	61.3	58.5	497

Balance sheets	30-09-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	22,346	93.3	87.2	11,559
Financial assets designated at fair value	3,296	70.9	67.2	1,928
Of which: Loans and advances	2,608	92.7	87.3	1,354
Financial assets at amortized cost	112,104	50.9	48.8	74,292
Of which: Loans and advances to customers	99,839	50.3	48.1	66,418
Inter-area positions	—	—	—	—
Tangible assets	264	1.0	(1.5)	261
Other assets	718	128.8	126.5	314
Total assets/liabilities and equity	138,727	57.0	54.4	88,354
Financial liabilities held for trading and designated at fair value through profit or loss	993	30.0	25.8	764
Deposits from central banks and credit institutions	8,844	70.7	69.4	5,181
Deposits from customers	47,756	16.7	15.4	40,932
Debt certificates issued	2,367	31.5	29.2	1,800
Inter-area positions ⁽³⁾	69,237	112.4	107.4	32,593
Other liabilities ⁽³⁾	2,683	42.5	39.9	1,882
Allocated regulatory capital	6,846	31.6	29.3	5,202

Relevant business indicators	30-09-26	∆ %	∆ % ⁽¹⁾	31-12-25
Performing loans and advances to customers under management ⁽⁴⁾	99,699	50.0	47.8	66,457
Non-performing loans	427	179.9	179.9	153
Customer deposits under management ⁽⁴⁾	47,756	16.7	15.4	40,932
Off-balance sheet funds ⁽⁵⁾	773	5.0	5.0	736
Risk-weighted assets	59,290	26.5	24.4	46,853
RORWA ⁽¹⁾⁽⁶⁾	2.1			1.7
Efficiency ratio (%)	42.0			49.0
NPL ratio (%)	0.3			0.2
NPL coverage ratio (%)	84			172
Cost of risk (%)	0.11			0.15
⁽¹⁾ At constant exchange rate.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Revised balances in 2025.
⁽⁴⁾ Excluding repos.
⁽⁵⁾ Includes pension funds.
⁽⁶⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.59

January - September 2026 Report
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. Comments that refer to Europe exclude Spain.
Activity
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the first nine months of 2026 were:
–Lending activity (performing loans under management) showed a growth of 47.8%, driven by the dynamism of corporate loans from the New York branch, followed by Europe and Asia.
–Customer funds under management increased compared to the closing balances at the end of December (+15.2%), mainly thanks to the growth in time deposits (+47.7%), boosted by Europe and Asia.
The most relevant aspects of the evolution of BBVA Group's Rest of Business activity during the third quarter of 2026 were:
–Lending activity (performing loans under management) registered a growth of 15.4%, favored by corporate loans
(+15.7%). By geographical areas, growth in the New York branch stood out, followed to a lesser extent by Europe and
Asia.
–For its part, compared to the end of June, the NPL ratio remained stable at 0.3%, supported by activity growth, while the
NPL coverage ratio decreased by 4 percentage points to 84%, explained by the impairment of two wholesale customers.
–Growth in time deposits, which boosted customer funds under management by up to 15.8%, growth led mainly by the
New York branch and Asia, with the latter showing more dynamism in the quarter.
Results
Rest of Business achieved a net attributable profit of €801 million, cumulated in the first nine months of 2026, 58.5% higher than in the same period of the previous year, favored by the evolution of the recurring revenues and the NTI, which more than offset the increase in operating expenses.
The evolution of the results is largely explained by the performance of the Group's wholesale businesses in the United States,
Europe (excluding Spain) and Asia. In the year-on-year evolution of the main line items of the area's income statement at the end of September 2026, the following was particularly noteworthy:
–Net interest income grew by 40.2% as a result of increased activity volume, particularly in investment banking, as well as transactional business.
–Net fees and commissions had an excellent performance and increased by 32.1%, with project finance and corporate lending operations standing out. By geographical area, fee generation was concentrated in  the United States and Europe.
–NTI grew by 72.2%, benefiting from the contribution of the United States and, to a lesser extent, Europe and Asia, driven mainly by commercial activity, particularly from foreign exchange and equities trading.
–Increase in operating expenses of 31.7% explained by both higher general (technology and services provided by third parties) and personnel expenses, due to new hires. By geographical areas, growth remained concentrated in Europe.
–The impairment on financial assets line at the end of September 2026 recorded a balance of €-64 million, a figure which is higher than in the same period of the previous year, mainly explained by higher provisions linked to specific exposures in the United States. For its part, the cumulative cost of risk at the end of September stood at 0.11%, 3 basis points below the previous quarter.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.60

January - September 2026 Report
In the third quarter of 2026, and excluding the effect of the exchange rates fluctuations, the Group's Rest of Business as a whole generated a net attributable profit of €291 million, 7.0% higher than the result of the second quarter of 2026, favored by the growth in recurring revenues and the NTI.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.61

January - September 2026 Report
Corporate Center

FINANCIAL STATEMENTS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.26	∆ %	Jan.-Sep.25 ⁽¹⁾
Net interest income	(346)	14.8	(301)
Net fees and commissions	(109)	44.4	(75)
Net trading income	(215)	15.5	(186)
Other operating income and expenses	90	44.1	62
Gross income	(579)	15.9	(500)
Operating expenses	(638)	21.8	(524)
Personnel expenses	(748)	19.5	(626)
Other administrative expenses	275	5.1	261
Depreciation	(165)	3.5	(159)
Operating income	(1,217)	18.9	(1,024)
Impairment on financial assets not measured at fair value through profit or loss	5	n.s.	(1)
Provisions or reversal of provisions and other results	2	(90.9)	25
Profit (loss) before tax	(1,210)	21.0	(1,000)
Income tax	249	(11.5)	282
Profit (loss) for the period	(961)	33.8	(718)
Non-controlling interests	(13)	159.3	(5)
Net attributable profit (loss)	(974)	34.6	(723)

Balance sheets ⁽¹⁾	30-09-26	∆ %	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	441	(14.6)	516
Financial assets designated at fair value	6,545	(2.9)	6,737
Of which: Loans and advances	0	n.s.	—
Financial assets at amortized cost	5,458	31.6	4,146
Of which: Loans and advances to customers	1,452	n.s.	361
Inter-area positions	—	—	—
Tangible assets	1,819	(2.0)	1,855
Other assets	14,956	(4.8)	15,714
Total assets/liabilities and equity	29,218	0.9	28,969
Financial liabilities held for trading and designated at fair value through profit or loss	140	0.6	139
Deposits from central banks and credit institutions	4,329	14.1	3,793
Deposits from customers	2,002	0.0	2,001
Debt certificates issued	2,490	(36.0)	3,888
Inter-area positions	5,576	n.s.	398
Other liabilities	5,808	19.8	4,847
Allocated regulatory capital	(53,694)	12.1	(47,895)
Total equity	62,568	1.2	61,798
⁽¹⁾ Excluding deletions.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
Results
The Corporate Center recorded in the first nine months of 2026 a net attributable loss of €974 million, representing a deterioration of 34.6% compared to the €-723 million recorded in the same period of the previous year. This performance is mainly due to the increase in personnel expenses, which in the first nine months of 2026 include the impact of voluntary redundancies during the period. In the quarter, NTI gains stood out.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.62

January - September 2026 Report
Additional pro forma information: Corporate & Investment Banking
Highlights for the period January - September 2026
–Growth in lending and customer deposits
–Positive evolution of recurring revenues
–Strong gross income in all business divisions
–New increase in quarterly net attributable profit, one of the highest in the quarterly series

BUSINESS ACTIVITY ⁽¹⁾ (VARIATION AT CONSTANT EXCHANGE RATES COMPARED TO 31-12-25)

+32.4%
+14.2%
Performing loans and advances to customers under management
Customer funds under management

⁽¹⁾ Excluding repos.

RECURRING REVENUES / AVERAGE TOTAL ASSETS (PERCENTAGE AT CONSTANT EXCHANGE RATES)

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+20.3%	(1)

3,902	4,692

1,312
1,223
1,366
1,323
1,629
1,495
1,569
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

⁽¹⁾ At current exchange rates: +18.5%.

NET ATTRIBUTABLE PROFIT (LOSS) (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)

+19.0%	(1)

2,590	3,082

864
826
900
846
1,068
970
1,044
1Q25
2Q25
3Q25
4Q25
1Q26
2Q26
3Q26

⁽¹⁾ At current exchange rates: +17.5%.
The additional pro forma information from CIB excludes the application of hyperinflation accounting and the Group's wholesale business in Venezuela.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.63

January - September 2026 Report

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS (MILLIONS OF EUROS AND PERCENTAGE)

Income statement	Jan.-Sep.26	∆ %	∆ % ⁽¹⁾	Jan.-Sep.25 ⁽²⁾
Net interest income	3,343	22.9	24.7	2,720
Net fees and commissions	1,295	20.6	18.9	1,074
Net trading income	1,774	15.6	16.6	1,535
Other operating income and expenses	(61)	82.5	71.0	(34)
Gross income	6,351	19.9	20.8	5,296
Operating expenses	(1,659)	24.2	22.5	(1,336)
Personnel expenses	(794)	20.7	20.0	(658)
Other administrative expenses	(742)	27.5	24.8	(582)
Depreciation	(122)	27.7	26.1	(96)
Operating income	4,692	18.5	20.3	3,960
Impairment on financial assets not measured at fair value through profit or loss	(5)	n.s.	n.s.	68
Provisions or reversal of provisions and other results	11	n.s.	n.s.	(5)
Profit (loss) before tax	4,698	16.8	18.9	4,022
Income tax	(1,339)	18.5	20.7	(1,130)
Profit (loss) for the period	3,358	16.1	18.2	2,892
Non-controlling interests	(276)	3.1	9.4	(268)
Net attributable profit (loss)	3,082	17.5	19.0	2,624
General note: For the translation of the income statement in those countries where hyperinflation accounting is applied, the end of period exchange rate as of September 30, 2026 is used.

Balance sheets	30-09-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Cash, cash balances at central banks and other demand deposits	24,910	64.9	60.8	15,106
Financial assets designated at fair value	169,214	29.6	28.6	130,559
Of which: Loans and advances	69,833	54.3	54.0	45,254
Financial assets at amortized cost	202,131	30.6	29.5	154,718
Of which: Loans and advances to customers	169,179	30.7	29.5	129,459
Inter-area positions	—	—	—	—
Tangible assets	271	0.7	(1.5)	269
Other assets	5,014	37.7	35.0	3,640
Total assets/liabilities and equity	401,539	32.0	30.7	304,292
Financial liabilities held for trading and designated at fair value through profit or loss	131,985	35.0	34.4	97,798
Deposits from central banks and credit institutions	44,047	5.4	5.0	41,780
Deposits from customers	120,472	13.9	13.6	105,751
Debt certificates issued	19,874	44.4	43.7	13,766
Inter-area positions	59,645	116.6	103.9	27,535
Other liabilities	9,278	165.8	152.4	3,490
Allocated regulatory capital	16,238	14.6	13.7	14,171

Relevant business indicators	30-09-26	∆ %	∆ % ⁽¹⁾	31-12-25 ⁽²⁾
Performing loans and advances to customers under management ⁽³⁾	168,888	33.6	32.4	126,424
Non-performing loans	882	45.8	56.5	605
Customer deposits under management ⁽³⁾	112,217	13.8	13.7	98,567
Off-balance sheet funds ⁽⁴⁾	5,653	28.6	24.3	4,394
Risk-weighted assets	132,363	10.9	10.0	119,382
RORWA ⁽⁵⁾	3.6			3.4
Efficiency ratio (%)	26.1			26.9
⁽¹⁾ At constant exchange rates.
⁽²⁾ Revised balances. For more information, please refer to the “Business Areas” section.
⁽³⁾ Excluding repos.
⁽⁴⁾ Includes mutual funds, customer portfolios and other off-balance sheet funds.
⁽⁵⁾ For more information on the calculation methodology, as well as the calculation of the metric at the consolidated Group level, see Alternative Performance Measures at this report.
17 The additional pro forma information from CIB excludes the application of hyperinflation accounting and the Group's wholesale business in Venezuela.

Translation of this report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.	p.64

January - September 2026 Report
Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. For the conversion of these figures in those countries in which accounting for hyperinflation is applied, the end of period exchange rate as of September 30, 2026 is used. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators. When making comments referring to
Europe in this area, Spain is excluded.
Activity
The most relevant aspects related to the area's activity in the first nine months of 2026 were:
–Lending activity in the Group's wholesale businesses showed a solid performance, with growing balances of 32.4% over the end of 2025. This dynamism was driven by the United States, Europe and Asia (Rest of Business) highlighting the activity in project finance and corporate lending.
–Customer funds resumed their positive performance and showed growth of 14.2% in the first nine months of 2026, thanks to the recovery in balances during the third quarter. All countries delivered customer funds growth, except Spain, where a slight decrease was observed.
The most relevant aspects related to the area's activity in the third quarter of 2026 were:
–Lending stood at the end of September 2026, 10.7% above the balance as of June 30, 2026, continuing the upward trend of recent quarters driven by the performance of the countries comprising the Rest of Business area, particularly the
United States and Asia.
–Customer funds grew 16.5%, with strong growth in July that moderated in August and September, where the performance of Rest of Business and, to a lesser extent, Spain and Mexico mainly stood out.
Results
CIB generated a net attributable profit of €3,082 million in the first nine months of 202617. This result represents a 19.0% increase over the previous year, which once again reflects the strength of the Group's wholesale businesses, with the aim of offering a value proposition focused on the needs of its customers.
All business divisions recorded double-digit revenue growth: Global Markets with a strong performance in all its products, particularly in interest rates, credit and equities; Global Transaction Banking (GTB), thanks to the positive evolution of recurring revenues, mainly net interest income; excellent results in IB&F, with relevant operations that have generated fee and commission income and a positive evolution of net interest income. All business divisions showed growth in net attributable profit.
The most relevant aspects of the year-on-year income statement evolution as of the end of September 2026 are summarized below:
–Net interest income increased by 24.7%, driven by the growth in the volume of lending activity, both in GTB and IB&F throughout 2025 and in the first nine months of 2026, which generally offset the narrowing of customer spreads across all geographical areas.
–Net fees and commissions recorded an increase of 18.9%, mainly driven by the strong performance of Project Finance and Corporate Lending in IB&F as well as by the guarantee activity associated with Working Capital and Trade Finance in
GTB.
–Growth in the NTI line (+16.6%) was driven by commercial activity, with a strong performance across all underlying asset classes, where interest rates and equities stood out.

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January - September 2026 Report
–Operating expenses grew by 22.5% driven by higher personnel expenses, associated with strategic plans and new capabilities, together with the impact of the voluntary redundancies in the first quarter of 2026, and higher general expenses (mainly in technology).
–The impairment on financial assets line recorded a provision of €-5 million, which contrasts with the releases of the first nine months of 2025, mainly originated in Turkey.
In the third quarter of 2026 and excluding the effect of the variation in exchange rates, the Group's wholesale businesses generated a net attributable profit of €1,044m, representing a growth of 7.7% compared to the previous quarter, driven mainly by growth in net interest income, followed by strong results in NTI.
18 With the exception, mainly, of those countries whose economies have been considered hyperinflationary, for which the closing exchange rate of the most recent period will be used.

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January - September 2026 Report
Alternative Performance Measures
(APMs)
BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). Additionally, the Group
also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. They are considered complementary information and do not replace the financial information drafted according to the EU-IFRS. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information.
These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.
BBVA Group's APMs are given below. They are presented in accordance with the European Securities and Markets Authority
(ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en). The guideline mentioned before is aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the
European Union. In accordance with the indications given in the aforementioned guideline, BBVA Group's APMs:
–Include clear and readable definitions of the APMs.
–Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items.
–Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers.
–Do not have greater preponderance than measures directly stemming from financial statements.
–Are accompanied by comparatives for previous periods.
–Are consistent over time.
Constant exchange rates
When comparing two dates or periods in this report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency18 of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.
During the year 2025 and the first nine months of 2026, there were no corporate transactions, non-recurring impacts or other types of adjustments for management purposes that determine a net attributable profit or a profit for the period different from those disclosed in the Consolidated Financial Statements. For this reason, as there are no differences between the Consolidated
Financial Statements and the consolidated management results statement, no reconciliation is presented for the periods disclosed in this report. For the same reason, the Group does not present among its Alternative Performance Measures shown below an adjusted profit for the period nor an adjusted net attributable profit, neither does it present the profitability ratios derived from them: that is, adjusted ROE, adjusted ROTE, adjusted RORC, adjusted ROA and adjusted RORWA.

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January - September 2026 Report
Regarding the consideration of the sale of the subsidiaries in Romania in the Alternative Performance Measures presented below, these have been calculated on a continuity basis, that is, without taking into account the classification of these companies as
NCA&L on the Group's consolidated balance sheet.
Profitability and efficiency ratios
ROE
The ROE (return on equity) ratio measures the accounting return obtained on an entity's shareholders' funds plus accumulated other comprehensive income. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income
Explanation of the formula: the numerator is the net attributable profit (loss) of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.
Average shareholders' funds are the weighted moving average of the shareholders' funds at the end of each month of the period analyzed, adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.
Average accumulated other comprehensive income is the moving weighted average of "Accumulated other comprehensive income", which is part of the equity on the Entity's balance sheet and is calculated in the same way as average shareholders’ funds
(above).
Relevance of its use: this ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds.

ROE

			Jan.-Sep.2026	Jan.-Dec.2025	Jan.-Sep.2025
Numerator (millions of euros)	=	Net attributable profit (loss) annualized	12,122	10,511	10,666
Denominator (millions of euros)	+	Average shareholders' funds	75,903	75,270	74,861
	+	Average accumulated other comprehensive income	(17,713)	(18,147)	(18,038)
	=	ROE	20.8%	18.4%	18.8%
ROTE
The ROTE (return on tangible equity) ratio measures the accounting return on an entity's shareholders' funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Net attributable profit (loss)
Average shareholders' funds + Average accumulated other comprehensive income - Average intangible assets
Explanation of the formula: the numerator "Net attributable profit (loss)" and the items in the denominator "Average shareholders'
funds" and "Average accumulated other comprehensive income" are the same items and are calculated in the same way as explained for ROE.
19 The target fully loaded CET1 ratio considered for the purposes of this metric has been placed at 12%, at the top of the Group's established target management range of 11.5-12.0% of CET1.

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January - September 2026 Report
Average intangible assets are the intangible assets on the Group's consolidated balance sheet, including goodwill and other intangible assets, and additionally, the "Intangible Assets" of subsidiaries in Romania classified as NCA&L are considered. The average balance is calculated in the same way as explained for shareholders funds in ROE.
Relevance of its use: this metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders' funds, not including intangible assets.

ROTE

			Jan.-Sep.2026	Jan.-Dec.2025	Jan.-Sep.2025
Numerator (millions of euros)	=	Net attributable profit (loss) annualized	12,122	10,511	10,666
Denominator (millions of euros)	+	Average shareholders' funds	75,903	75,270	74,861
	+	Average accumulated other comprehensive income	(17,713)	(18,147)	(18,038)
	-	Average intangible assets	3,038	2,596	2,544
	=	ROTE	22.0%	19.3%	19.7%
RORC
The RORC (return on regulatory capital) measures the return on regulatory capital necessary to meet the CET1 fully loaded target ratio19. It is calculated as follows:

Net attributable profit (loss)
Average regulatory capital of the Group
Explanation of the formula: the numerator is the net attributable profit (loss), described above. The denominator is the average regulatory capital of the Group, defined as the Risk Weighted Assets multiplied by the CET1 fully loaded target ratio plus regulatory deductions plus the perimeter differences between regulatory and accounting own funds less Solvency minority interests. If the described metric is presented on a date prior to the end of the year, the numerator will be presented on an annualized basis.
Relevance of its use: this metric is generally used in the banking sector.

RORC

			Jan.-Sep.2026	Jan.-Dec.2025	Jan.-Sep.2025
Numerator (millions of euros)	=	Net attributable profit (loss) annualized	12,122	10,511	10,666
Denominator (millions of euros)	=	Average regulatory capital of the Group	52,465	49,736	49,816
	=	RORC	23.1%	21.1%	21.4%

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January - September 2026 Report
ROA
The ROA (return on assets) ratio measures the accounting return obtained on an entity's assets. It is calculated as follows:

Profit (loss) for the period
Average total assets
Explanation of the formula: the numerator is the profit (loss) for the period of the Group's consolidated income statement. If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.
Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders' funds in the ROE.
Relevance of its use: this ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Sep.2026	Jan.-Dec.2025	Jan.-Sep.2025
Numerator (millions of euros)	Profit (loss) for the period annualized	12,932	11,126	11,312
Denominator (millions of euros)	Average total assets	948,970	817,040	801,113
=	ROA	1.4%	1.4%	1.4%
RORWA
The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Profit (loss) for the period
Average risk-weighted assets
Explanation of the formula: the numerator "Profit (loss) for the period" is the same and is calculated in the same way as explained for ROA.
Average risk-weighted assets (RWA) are the moving weighted average of the RWA at the end of each month of the period under analysis.
Relevance of its use: this ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Sep.2026	Jan.-Dec.2025	Jan.-Sep.2025
Numerator (millions of euros)	Profit (loss) for the period annualized	12,932	11,126	11,312
Denominator (millions of euros)	Average RWA	420,193	397,508	398,720
=	RORWA	3.1%	2.8%	2.8%

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January - September 2026 Report
Efficiency ratio
This measures the percentage of gross income consumed by an entity's operating expenses. It is calculated as follows:

Operating expenses
Gross income
Explanation of the formula: both "Operating expenses" and "Gross income" are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses)
plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income, dividend income, share of profit or loss of entities accounted for using the equity method, other operating income and expenses, and income from assets and expenses from liabilities under insurance and reinsurance contracts. For a more detailed calculation of this ratio, the graphs on "Results" section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.
Relevance of its use: this ratio is generally used in the banking sector.

EFFICIENCY RATIO

			Jan.-Sep.2026	Jan.-Dec.2025	Jan.-Sep.2025
Numerator (millions of euros)	+	Operating expenses	12,168	14,332	10,360
Denominator (millions of euros)	+	Gross income	32,072	36,931	27,136
	=	Efficiency ratio	37.9%	38.8%	38.2%
Other ratios
Earnings (loss) per share
The earnings (loss) per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

EARNINGS (LOSS) PER SHARE

			Jan.-Sep.2026	Jan.-Dec.2025	Jan.-Sep.2025
(Millions of euros)	+	Net attributable profit (loss)	9,066	10,511	7,978
(Millions of euros)	-	Remuneration related to the Additional Tier 1 securities (CoCos)	325	397	299
Numerator (millions of euros)	=	Net attributable profit (loss) ex.CoCos remuneration	8,742	10,114	7,679
Denominator (millions) ⁽¹⁾	+	Weighted average number of shares of the period	5,637	5,762	5,763
	-	Average treasury shares of the period	7	9	9
	-	Share buyback program (average)	54	5	—
	=	Earnings (loss) per share (euros)	1.57	1.76	1.33
⁽¹⁾ Earnings per share is calculated using the weighted average number of ordinary shares outstanding during the period, taking into account the impact of share buybacks and redemptions of shares.

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January - September 2026 Report
Additionally, for management purposes, the adjusted earnings (loss) per share is presented.

ADJUSTED EARNINGS (LOSS) PER SHARE

			Jan.-Sep.2026	Jan.-Dec.2025	Jan.-Sep.2025
Numerator (millions of euros)	=	Net attributable profit (loss) ex. CoCos remuneration	8,742	10,114	7,679
Denominator (millions) ⁽¹⁾	+	Number of shares	5,511	5,709	5,763
	-	Treasury shares	9	10	8
	-	Share buyback program ⁽²⁾	38	7	—
	=	Adjusted earnings (loss) per share (euros)	1.60	1.78	1.33
⁽¹⁾ Adjusted earnings per share is calculated using the number of ordinary shares outstanding at the end of each period, net of treasury shares.
⁽²⁾ For the period January - September 2026, the buyback program includes the shares acquired between August 5 and September 30 corresponding to the first tranche of the second share buyback program in 2026.

Book value per share
The book value per share determines the value of a company on its books for each share held. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income
Number of shares outstanding net of treasury shares
Explanation of the formula: the figures for both "Shareholders' funds" and "Accumulated other comprehensive income" are taken from the balance sheet. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares, net of own shares (treasury shares) and net of the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

BOOK VALUE PER SHARE

			30-09-26	31-12-25	30-09-25
Numerator (millions of euros)	+	Shareholders' funds	75,260	76,228	76,319
	+	Accumulated other comprehensive income	(17,686)	(18,871)	(18,674)
Denominator (millions of shares) ⁽¹⁾	+	Number of shares	5,511	5,709	5,763
	-	Treasury shares	9	10	8
	-	Share buyback program ⁽²⁾	40	73	—
	=	Book value per share (euros / share)	10.54	10.19	10.02
⁽¹⁾ Book value per share is calculated using the number of ordinary shares outstanding at the end of each period, net of treasury shares.
⁽²⁾ As of September 30, 2026, includes the shares repurchased under the first tranche of the second extraordinary share buyback framework program of 2026.

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January - September 2026 Report
Tangible book value per share
The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

Shareholders' funds + Accumulated other comprehensive income - Intangible assets
Number of shares outstanding net of treasury shares
Explanation of the formula: the figures for "Shareholders' funds", "Accumulated other comprehensive income" and "Intangible assets" are all taken from the balance sheet and additionally, the "Intangible Assets" of subsidiaries in Romania classified as
NCA&L are considered. Shareholders' funds are adjusted to take into account the execution of the "Dividend-option" at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding, net of own shares (treasury shares) and net of the shares corresponding to share buyback programs. In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.
Relevance of its use: it shows the company's book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

TANGIBLE BOOK VALUE PER SHARE

			30-09-26	31-12-25	30-09-25
Numerator (millions of euros)	+	Shareholders' funds	75,260	76,228	76,319
	+	Accumulated other comprehensive income	(17,686)	(18,871)	(18,674)
	-	Intangible assets	3,219	2,856	2,667
Denominator (millions of shares) ⁽¹⁾	+	Number of shares	5,511	5,709	5,763
	-	Treasury shares	9	10	8
	-	Share buyback program ⁽²⁾	40	73	—
	=	Tangible book value per share (euros / share)	9.95	9.69	9.55
⁽¹⁾ Tangible book value per share is calculated using the number of ordinary shares outstanding at the end of each period, net of treasury shares.
⁽²⁾ As of September 30, 2026, includes the shares repurchased under the first tranche of the second extraordinary share buyback framework program of 2026.
Credit risk indicators
In order to more accurately reflect the evolution of the Group's credit risk, BBVA updated in 2025 the definition of the risk indicators presented here, including the business model whose objective is to receive contractual cash flows and sale of the financial assets.
In this context, the indicators incorporate, in both the numerator and the denominator, loans and advances classified at fair value with changes in other comprehensive income, managed under a Held to Collect and Sell business model, together with the assets at amortized cost and the corresponding contingent risk.
This update allows risk metrics to more accurately represent the credit risk actually managed, avoiding distortions that do not respond to a deterioration of risk, but to strategic balance sheet management decisions.
20 IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and, stage 3, impaired operations.

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January - September 2026 Report
Non-performing loan (NPL) ratio
It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance. It is calculated as follows:

Non-performing loans
Total credit risk
Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.
Non-performing loans are calculated as the sum of “loans and advances at amortized cost”, "the fair value loan portfolio through other comprehensive income" and the “contingent risk” in stage 320 and the following counterparties:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
The credit risk balance is calculated as the sum of "loans and advances at amortized cost", "the fair value loan portfolio through other comprehensive income" and "contingent risk" in stage 1 + stage 2 + stage 3 of the previous counterparts.
This indicator is shown, among other levels, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically, the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

NON-PERFORMING LOANS (NPLS) RATIO

		30-09-26	31-12-25	30-09-25
Numerator (millions of euros)	NPLs	16,358	14,837	14,335
Denominator (millions of euros)	Credit Risk	628,878	547,184	516,896
=	Non-Performing Loans (NPLs) ratio	2.6%	2.7%	2.8%
NPL coverage ratio
This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances. It is calculated as follows:

Provisions
Non-performing loans
Explanation of the formula: it is calculated as "Provisions" from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.
Provisions understood as the value adjustments associated with loans and advances to customers at amortized cost and fair value with changes in other comprehensive income, together with the provisions associated with contingent risks, of the counterparties included in the non-performing loans balance.

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January - September 2026 Report
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL COVERAGE RATIO

		30-09-26	31-12-25	30-09-25
Numerator (millions of euros)	Provisions	13,725	12,604	12,031
Denominator (millions of euros)	NPLs	16,358	14,837	14,335
=	NPL coverage ratio	84%	85%	84%
Cost of risk
This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses
(accounting loan-loss provisions) of each unit of loans and advances to customers (gross). It is calculated as follows:

Loan-loss provisions
Average loans and advances to customers (gross)
Explanation of the formula: "Loans to customers (gross)" refers to the "Loans and advances at amortized cost" and the "fair value loan portfolio through other comprehensive income" portfolios with the following counterparts:
•other financial entities
•public sector
•non-financial institutions
•households, excluding central banks and other credit institutions.
Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. By doing this, "Annualized loan-loss provisions" are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis (based on days passed).
Loan-loss provisions refer to the aforementioned loans and advances at amortized cost and the fair value loan portfolio through other comprehensive income portfolios.
This indicator is shown, as others, at a business area level.
Relevance of its use: this is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

COST OF RISK

		Jan.-Sep.2026	Jan.-Dec.2025	Jan.-Sep.2025
Numerator (millions of euros)	Loan-loss provisions annualized	7,283	6,115	5,826
Denominator (millions of euros)	Average loans to customers (gross)	505,432	439,525	432,837
=	Cost of risk	1.44%	1.39%	1.35%

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January - September 2026 Report
Legal disclaimer
This document is provided for informative purposes only and is not intended to provide financial advice and, therefore, does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the relevant company in relation to each such specific matter. The information contained in this document is subject to and should be read in conjunction with all other publicly available information of the issuer.
This document contains forward-looking statements that constitute or may constitute “forward-looking statements” (within the meaning of the
“safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995) with respect to intentions, objectives, expectations or estimates as of the date hereof, including those relating to future targets of both a financial and non-financial nature (such as environmental, social or governance (“ESG”) performance targets).
Forward-looking statements may be identified by the fact that they do not refer to historical or current facts and include words such as “believe”,
“expect”, “estimate”, “project”, “anticipate”, “duty”, “intend”, “likelihood”, “risk”, “VaR”, “purpose”, “commitment”, “goal”, “target” and similar expressions or variations of those expressions. They include, for example, statements regarding future growth rates or the achievement of future targets, including those relating to ESG performance.
The information contained in this document reflects our current expectations, estimates and targets, which are based on various assumptions, judgments and projections, including non-financial considerations such as those related to sustainability, which may differ from and not be comparable to those used by other companies. Forward-looking statements are not guarantees of future results, and actual results may differ materially from those anticipated in the forward-looking statements as a result of certain risks, uncertainties and other factors. These factors include, but are not limited to, (1) market conditions, macroeconomic factors, domestic and international stock market conditions, exchange rates, inflation and interest rates, geopolitical tensions and tariff policies; (2) regulatory, oversight, political, governmental, social and demographic factors; (3) changes in the financial condition, creditworthiness or solvency of our clients, debtors or counterparties, such as changes in default rates, as well as changes in consumer spending, savings and investment behavior, and changes in our credit ratings; (4) competitive pressures and actions we take in response thereto; (5) performance of our IT, operations and control systems and our ability to adapt to technological changes;
(6) climate change and the occurrence of natural or man-made disasters, such as an outbreak or escalation of hostilities; (7) our ability to appropriately address any ESG expectations or obligations (related to our business, management, corporate governance, disclosure or otherwise), and the cost thereof; and (8) our ability to successfully complete and integrate acquisitions. In the particular case of certain targets related to our
ESG performance, such as, decarbonization targets or alignment of our portfolios, the achievement and progress towards such targets will depend to a large extent on the actions of third parties, such as clients, governments and other stakeholders, and may therefore be materially affected by such actions, or lack thereof, as well as by other exogenous factors that do not depend on BBVA (including, but not limited to, new technological developments, regulatory developments, military conflicts, the evolution of climate and energy crises, etc.). Therefore, these targets may be subject to future revisions.
The factors mentioned in the preceding paragraphs could cause actual future results to differ substantially from those set forth in the forecasts, intentions, objectives, targets or other forward-looking statements included in this document or in other past or future documents. Accordingly, results, including those related to ESG performance targets, among others, may differ materially from the statements contained in the forward-
looking statements.
Recipients of this document are cautioned not to place undue reliance on such forward-looking statements.
Past performance or growth rates are not indicative of future performance, results or share price (including earnings per share). Nothing in this document should be construed as a forecast of results or future earnings.
BBVA does not intend, and undertakes no obligation, to update or revise the contents of this or any other document if there are any changes in the information contained therein, or including the forward-looking statements contained in any such document, as a result of events or circumstances after the date of such document or otherwise except as required by applicable law.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 29, 2026	By:	/s/ MªÁngeles Peláez Morón

	Name:	MªÁngeles Peláez Morón
	Title:	Head of Accounting & Regulatory Reporting